1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: __________.)

Taiwan Semiconductor Manufacturing
Company Limited
Financial Statements for the
Three Months Ended March 31, 2010 and 2009 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of March 31, 2010 and 2009, and the related statements of income and cash flows for the three months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
As discussed in Note 3 to the financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited adopted the newly revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories.”

We have also reviewed, in accordance with the Statement on Auditing Standards No. 36, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the three months ended March 31, 2010 on which we have issued an unqualified review report and as of and for the three months ended March 31, 2009 on which we have issued an unqualified review report with an explanatory paragraph relating to the adoption of the newly revised Statement of Financial Accounting Standard, Accounting for Inventories.
April 20, 2010
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
MARCH 31, 2010 and 2009
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$117,507,201	19	$153,276,031	29
Financial assets at fair value through profit or loss (Notes 2, 5 and 22)	81,703	—	229,415	—
Held-to-maturity financial assets (Notes 2, 7 and 22)	7,944,656	1	4,739,315	1
Receivables from related parties (Note 23)	22,260,749	4	10,181,965	2
Notes and accounts receivable	22,614,938	4	8,321,271	2
Allowance for doubtful receivables (Notes 2 and 8)	(453,000)	—	(198,976)	—
Allowance for sales returns and others (Notes 2 and 8)	(7,003,204)	(1)	(6,336,876)	(1)
Other receivables from related parties (Note 23)	295,654	—	230,871	—
Other financial assets (Note 24)	1,129,976	—	1,348,616	—
Inventories (Notes 2, 3 and 9)	20,309,253	4	12,949,118	2
Deferred income tax assets (Notes 2 and 17)	6,072,089	1	5,849,563	1
Prepaid expenses and other current assets	1,387,580	—	1,047,211	—

Total current assets	192,147,595	32	191,637,524	36

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 22)
Investments accounted for using equity method	110,955,652	18	109,601,554	21
Available-for-sale financial assets	1,043,306	—	1,038,443	—
Held-to-maturity financial assets	6,214,948	1	11,585,538	2
Financial assets carried at cost	497,835	—	519,502	—

Total long-term investments	118,711,741	19	122,745,037	23

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 23)
Cost
Buildings	125,872,902	21	114,880,914	22
Machinery and equipment	757,039,382	124	636,909,351	119
Office equipment	11,275,851	2	9,856,423	2

	894,188,135	147	761,646,688	143
Accumulated depreciation	(646,763,515)	(106)	(574,998,401)	(108)
Advance payments and construction in progress	34,006,978	5	16,434,915	3

Net property, plant and equipment	281,431,598	46	203,083,202	38

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	5,779,842	1	5,980,431	1

Total intangible assets	7,347,598	1	7,548,187	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 17)	6,555,961	1	5,549,630	1
Refundable deposits	2,525,862	1	2,636,845	1
Others (Note 2)	478,615	—	443,514	—

Total other assets	9,560,438	2	8,629,989	2

TOTAL	$609,198,970	100	$533,643,939	100

	2010		2009
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 22)	$11,410	—	$2,962	—
Accounts payable	8,945,670	1	4,447,744	1
Payables to related parties (Note 23)	2,758,431	—	1,102,214	—
Income tax payable (Notes 2 and 17)	10,990,083	2	9,663,927	2
Accrued profit sharing to employees and bonus to directors (Notes 2
and 19)	9,046,820	1	15,404,117	3
Payables to contractors and equipment suppliers	28,369,183	5	4,829,314	1
Accrued expenses and other current liabilities (Notes 15 and 22)	11,281,871	2	6,007,869	1

Total current liabilities	71,403,468	11	41,458,147	8

LONG-TERM LIABILITIES
Bonds payable (Notes 14 and 22)	4,500,000	1	4,500,000	1
Other long-term payables (Notes 15 and 22)	413,647	—	881,842	—

Total long-term liabilities	4,913,647	1	5,381,842	1

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	3,808,052	1	3,727,225	1
Guarantee deposits (Note 26)	912,151	—	1,309,582	—
Deferred credits (Notes 2 and 23)	23,936	—	219,859	—

Total other liabilities	4,744,139	1	5,256,666	1

Total liabilities	81,061,254	13	52,096,655	10

CAPITAL STOCK — NT$10 PAR VALUE (Note 19)
Authorized: 28,050,000 thousand shares
Issued: 25,903,769 thousand shares in 2010
25,626,012 thousand shares in 2009	259,037,692	43	256,260,122	48

CAPITAL SURPLUS (Notes 2 and 19)	55,530,845	9	49,965,450	9

RETAINED EARNINGS (Note 19)
Appropriated as legal capital reserve	77,317,710	13	67,324,393	12
Appropriated as special capital reserve	—	—	391,857	—
Unappropriated earnings	138,228,089	22	103,896,290	20

	215,545,799	35	171,612,540	32

OTHERS (Notes 2 and 22)
Cumulative translation adjustments	(2,378,010)	—	3,531,944	1
Unrealized gain on financial instruments	401,390	—	177,228	—

	(1,976,620)	—	3,709,172	1

Total shareholders’ equity	528,137,716	87	481,547,284	90

TOTAL	$609,198,970	100	$533,643,939	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche review report dated April 20, 2010)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2010 and 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 23)	$91,922,386		$39,214,322

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	2,747,878		1,654,628

NET SALES	89,174,508	100	37,559,694	100

COST OF SALES (Notes 3, 9, 18 and 23)	46,657,769	52	29,717,331	79

GROSS PROFIT	42,516,739	48	7,842,363	21

REALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	14,015	—	131,929	—

REALIZED GROSS PROFIT	42,530,754	48	7,974,292	21

OPERATING EXPENSES (Notes 18 and 23)
Research and development	5,908,449	7	3,276,829	9
General and administrative	2,206,107	2	1,339,263	3
Marketing	630,103	1	263,567	1

Total operating expenses	8,744,659	10	4,879,659	13

INCOME FROM OPERATIONS	33,786,095	38	3,094,633	8

NON-OPERATING INCOME AND GAINS
Settlement income (Note 26)	637,580	1	—	—
Equity in earnings of equity method investees, net (Notes 2 and 10)	559,908	1	—	—
Valuation gain on financial instruments, net (Notes 2, 5 and 22)	304,292	—	—	—
Interest income (Note 2)	178,667	—	491,659	2
Technical service income (Notes 23 and 26)	118,394	—	41,348	—
Foreign exchange gain, net (Note 2)	—	—	428,117	1
Gain on settlement and disposal of financial assets, net (Notes 2 and 22)	—	—	53,461	—
Others (Notes 2 and 23)	57,942	—	102,681	—

Total non-operating income and gains	1,856,783	2	1,117,266	3

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2010 and 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net (Note 2)	$286,109	1	$—	—
Casualty loss (Note 9)	194,137	—	—	—
Interest expense	33,750	—	40,776	—
Equity in losses of equity method investees, net (Notes 2 and 10)	—	—	2,949,992	8
Valuation loss on financial instruments, net (Notes 2, 5 and 22)	—	—	442,382	1
Others (Note 2)	37,799	—	29,281	—

Total non-operating expenses and losses	551,795	1	3,462,431	9

INCOME BEFORE INCOME TAX	35,091,083	39	749,468	2

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 17)	(1,427,966)	(1)	809,405	2

NET INCOME	$33,663,117	38	$1,558,873	4

	2010		2009
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (NT$, Note 21)
Basic earnings per share	$1.35	$1.30	$0.03	$0.06

Diluted earnings per share	$1.35	$1.30	$0.03	$0.06

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 20, 2010)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 and 2009
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$33,663,117	$1,558,873
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,697,427	18,762,482
Realized gross profit from affiliates	(14,015)	(131,929)
Amortization of premium/discount of financial assets	4,294	(10,448)
Gain on disposal of available-for-sale financial assets, net	—	(37,370)
Gain on held-to-maturity financial assets redeemed by the issuer	—	(16,091)
Loss on disposal of financial assets carried at cost	1,263	—
Equity in losses (earnings) of equity method investees, net	(559,908)	2,949,992
Dividends received from equity method investees	—	988,201
Gain on disposal of property, plant and equipment, net	(17,461)	(36,117)
Deferred income tax	(800,997)	(1,250,521)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	111,450	(267,611)
Receivables from related parties	281,024	1,546,239
Notes and accounts receivable	(2,730,418)	3,119,905
Allowance for doubtful receivables	22,000	(237,770)
Allowance for sales returns and others	(1,580,428)	468,294
Other receivables from related parties	(49,651)	317,321
Other financial assets	(25,904)	(636,861)
Inventories	(1,479,037)	(141,182)
Prepaid expenses and other current assets	(483,601)	145,264
Increase (decrease) in:
Accounts payable	(1,064,746)	133,479
Payables to related parties	719,089	(100,136)
Income tax payable	2,228,963	441,116
Accrued profit sharing to employees and bonus to directors	2,275,482	256,060
Accrued expenses and other current liabilities	(5,270,419)	(1,463,087)
Accrued pension cost	876	17,216
Deferred credits	(23,937)	(58,501)

Net cash provided by operating activities	44,904,463	26,316,818

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(45,824,671)	(5,444,584)
Held-to-maturity financial assets	—	(204,990)
Investments accounted for using equity method	(6,377,184)	(78,472)
Financial assets carried at cost	(480)	—
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 and 2009
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2010	2009

Proceeds from disposal or redemption of:
Available-for-sale financial assets	$—	$1,037,370
Held-to-maturity financial assets	8,000,000	1,550,000
Financial assets carried at cost	3,370	—
Property, plant and equipment	11,224	120
Increase in deferred charges	(372,884)	(37,331)
Decrease in refundable deposits	172,254	82,892

Net cash used in investing activities	(44,388,371)	(3,094,995)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bonds payable	—	(8,000,000)
Decrease in guarantee deposits	(89,225)	(169,570)
Proceeds from exercise of employee stock options	36,791	15,418

Net cash used in financing activities	(52,434)	(8,154,152)

NET INCREASE IN CASH AND CASH EQUIVALENTS	463,658	15,067,671

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	117,043,543	138,208,360

CASH AND CASH EQUIVALENTS, END OF PERIOD	$117,507,201	$153,276,031

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$135,000	$351,803

Income tax paid	$8,891	$52,636

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$45,891,338	$2,699,007
Decrease in payables to contractors and equipment suppliers	56,134	2,745,577
Nonmonetary exchange trade-out price	(122,801)	—

Cash paid	$45,824,671	$5,444,584

Disposal of property, plant and equipment	$134,025	$58,570
Increase in other receivables from related parties	—	(58,450)
Nonmonetary exchange trade-out price	(122,801)	—

Cash received	$11,224	$120

NON-CASH FINANCING ACTIVITIES
Current portion of other long-term payables (under accrued expenses and other current liabilities)	$737,350	$1,106,985

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 20, 2010)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 and 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. The Company is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of March 31, 2010 and 2009, the Company had 24,041 and 19,537 employees, respectively.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of debt securities is determined using the average of bid and asked prices at the end of the period.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The Company determines the amount of the allowance for doubtful receivables with a charge of 1% of the amount of outstanding receivables considering the account aging analysis and current trends in the credit quality of its customers.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods.

As stated in Note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Profit Sharing to Employees and Bonus to Directors

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record profit sharing to employees and bonus to directors as an expense rather than as an appropriation of earnings.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.
3.	ACCOUNTING CHANGES

Effective January 1, 2009, the Company adopted the newly revised Statement of Financial Accounting Standards (SFAS) No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value on an item-by-item basis except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the period in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the period. Such changes in accounting principle did not have significant effect on the Company’s financial statements for the three months ended March 31, 2009.
4.	CASH AND CASH EQUIVALENTS

	March 31
	2010	2009

Cash and deposits in banks	$116,704,752	$142,453,439
Repurchase agreements collateralized by government bonds	802,449	10,822,592

	$117,507,201	$153,276,031

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2010	2009

Trading financial assets

Forward exchange contracts	$2,397	$201,358
Cross currency swap contracts	79,306	28,057

	$81,703	$229,415

Trading financial liabilities

Forward exchange contracts	$1,640	$206
Cross currency swap contracts	9,770	2,756

	$11,410	$2,962

The Company entered into derivative contracts during the three months ended March 31, 2010 and 2009 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

March 31, 2010

Sell EUR/Buy NT$	April 2010	EUR7,500/NT$323,205
Sell EUR/Buy US$	April 2010	EUR4,500/US$5,998

March 31, 2009

Sell US$/Buy NT$	April 2009	US$200,000/NT$6,979,725
Sell EUR/Buy US$	April 2009	EUR6,140/US$8,266
Outstanding cross currency swap contracts consisted of the following:

Range of
	Contract Amount	Range of	Interest Rates
Maturity Date	(In Thousands)	Interest Rates Paid	Received

March 31, 2010

April 2010 to May 2010	US$930,000/NT$29,662,580	0.21%-0.45%	0.00%-0.09%

March 31, 2009

April 2009 to May 2009	US$130,000/NT$4,434,625	0.66%-6.79%	0.00%-0.61%
For the three months ended March 31, 2010 and 2009, changes in fair value related to derivative financial instruments recognized in earnings was a net gain of NT$304,292 thousand and a net loss of NT$442,382 thousand, respectively.
6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2010	2009

Corporate bonds	$1,043,306	$1,038,443

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2010	2009

Corporate bonds	$12,260,803	$15,446,490
Structured time deposits	1,000,000	—
Government bonds	898,801	878,363

	14,159,604	16,324,853
Current portion	(7,944,656)	(4,739,315)

	$6,214,948	$11,585,538

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
March 31, 2010

Callable domestic deposits	$1,000,000	$809	0.36%	July 2010

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Three Months Ended March 31
	2010	2009

Balance, beginning of period	$431,000	$436,746
Provision	22,000	—
Write-off	—	(237,770)

Balance, end of period	$453,000	$198,976

Movements of the allowance for sales returns and others were as follows:

	Three Months Ended March 31
	2010	2009

Balance, beginning of period	$8,583,632	$5,868,582
Provision	2,747,878	1,654,628
Write-off	(4,328,306)	(1,186,334)

Balance, end of period	$7,003,204	$6,336,876

9.	INVENTORIES

	March 31
	2010	2009

Finished goods	$1,975,182	$2,313,609
Work in process	15,914,041	9,462,462
Raw materials	1,484,633	558,422
Supplies and spare parts	935,397	614,625

	$20,309,253	$12,949,118

Write-down of inventories to net realizable value in the amount of NT$228,550 thousand and NT$171,264 thousand, respectively, were included in the cost of sales for the three months ended March 31, 2010 and 2009. And inventories losses related to earthquake in the amount of NT$194,137 thousand were classified under non-operating expenses and losses for the three months ended March 31, 2010.
10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2010		2009
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

TSMC Global Ltd. (TSMC Global)	$45,245,474	100	$47,526,422	100
TSMC Partners, Ltd. (TSMC Partners)	32,637,828	100	3,719,188	100
Vanguard International Semiconductor Corporation (VIS)	9,359,350	37	9,491,037	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,308,810	39	5,720,868	39
Motech Industries Inc. (Motech)	6,210,916	20	—	—
TSMC China Company Limited (TSMC China)	2,787,558	100	5,220,310	100
TSMC North America	2,726,868	100	2,613,897	100
Xintec Inc. (Xintec)	1,532,384	41	1,397,538	42
VentureTech Alliance Fund III, L.P. (VTAF III)	1,351,399	98	1,403,469	98
VentureTech Alliance Fund II, L.P. (VTAF II)	1,140,879	98	841,597	98
Global UniChip Corporation (GUC)	1,039,348	35	991,305	36
Emerging Alliance Fund, L.P. (Emerging Alliance)	303,768	99	371,095	99
TSMC Europe B.V. (TSMC Europe)	158,190	100	129,083	100
TSMC Japan Limited (TSMC Japan)	133,420	100	132,714	100
TSMC Korea Limited (TSMC Korea)	19,460	100	14,996	100
TSMC International Investment Ltd. (TSMC International)	—	—	30,028,035	100

	$110,955,652		$109,601,554

In February 2010, the Company subscribed 75,316 thousand shares in Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited according to the related regulations.

TSMC Partners and TSMC International were both 100% owned subsidiaries of the Company. To simplify the organization structure of investment, TSMC Partners merged TSMC International in June 2009.

For the three months ended March 31, 2010 and 2009, equity in earnings/losses of equity method investees was a net gain of NT$559,908 thousand and a net loss of NT$2,949,992 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the reviewed financial statements, except those of VTAF II, Emerging Alliance, TSMC Europe, TSMC Japan and TSMC Korea for the three months ended March 31, 2010 and those of Emerging Alliance, TSMC Europe, TSMC Japan and TSMC Korea for the three months ended March 31, 2009. The Company believes that, had VTAF II, Emerging Alliance, TSMC Japan, TSMC Europe and TSMC Korea’s financial statements been reviewed, any adjustments arising would have no material effect on the Company’s financial statements.

Fair values of listed equity-method investments calculated at their closing prices as of March 31, 2010 and 2009 were as follows:

	March 31
	2010	2009

VIS	$10,240,043	$7,350,215
Motech	10,167,705	—
GUC	6,723,052	6,690,668

	$27,130,800	$14,040,883

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Three Months Ended March 31
	2010	2009

Balance, beginning of period	$1,429,118	$2,053,253
Additions	2,055,660	—
Deductions	(218,611)	(156,034)

Balance, end of period	$3,266,167	$1,897,219

Movements of the difference allocated to goodwill were as follows:

	Three Months Ended March 31
	2010	2009

Balance, beginning of period	$1,061,885	$1,061,885
Additions	353,680	—

Balance, end of period	$1,415,565	$1,061,885

11.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2010	2009

Non-publicly traded stocks	$338,584	$357,509
Mutual funds	159,251	161,993

	$497,835	$519,502

12.	PROPERTY, PLANT AND EQUIPMENT

	Three Months Ended March 31, 2010
	Balance,
	Beginning				Balance,
	of Period	Additions	Disposals	Reclassification	End of Period

Cost
Buildings	$124,522,047	$1,350,855	$—	$—	$125,872,902
Machinery and equipment	713,426,126	43,804,758	(191,945)	443	757,039,382
Office equipment	10,781,099	515,324	(20,129)	(443)	11,275,851

	848,729,272	$45,670,937	$(212,074)	$—	894,188,135

Accumulated depreciation
Buildings	73,525,160	$2,077,831	$—	$—	75,602,991
Machinery and equipment	545,693,910	16,918,504	(191,945)	443	562,420,912
Office equipment	8,545,253	214,931	(20,129)	(443)	8,739,612

	627,764,323	$19,211,266	$(212,074)	$—	646,763,515

Advance payments and construction in progress	33,786,577	$220,401	$—	$—	34,006,978

	$254,751,526				$281,431,598

	Three Months Ended March 31, 2009
	Balance,
	Beginning	Additions			Balance,
	of Period	(Deductions)	Disposals	Reclassification	End of Period
Cost
Buildings	$114,014,588	$866,326	$—	$—	$114,880,914
Machinery and equipment	635,008,261	2,945,926	(1,044,836)	—	636,909,351
Office equipment	9,748,869	209,878	(102,324)	—	9,856,423

	758,771,718	$4,022,130	$(1,147,160)	$—	761,646,688

Accumulated depreciation
Buildings	65,351,514	$2,042,457	$—	$—	67,393,971
Machinery and equipment	484,046,160	16,025,834	(449,252)	—	499,622,742
Office equipment	7,849,580	234,397	(102,289)	—	7,981,688

	557,247,254	$18,302,688	$(551,541)	$—	574,998,401

Advance payments and construction in progress	17,758,038	$(1,323,123)	$—	$—	16,434,915

	$219,282,502				$203,083,202

No interest was capitalized during the three months ended March 31, 2010 and 2009.
13.	DEFERRED CHARGES, NET

	Three Months Ended March 31, 2010
	Balance,
	Beginning of			Balance,
	Period	Addition	Amortization	End of Period

Technology license fees	$2,979,801	$—	$(191,491)	$2,788,310
Software and system design costs	1,646,973	372,884	(203,007)	1,816,850
Patent and others	1,264,911	—	(90,229)	1,174,682

	$5,891,685	$372,884	$(484,727)	$5,779,842

	Three Months Ended March 31, 2009
	Balance,
	Beginning of			Balance,
	Period	Addition	Amortization	End of Period

Technology license fees	$3,786,251	$—	$(211,735)	$3,574,516
Software and system design costs	1,559,857	37,331	(178,774)	1,418,414
Patent and others	1,055,353	—	(67,852)	987,501

	$6,401,461	$37,331	$(458,361)	$5,980,431

14.	BONDS PAYABLE

	March 31
	2010	2009
Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	$4,500,000	$4,500,000

15.	OTHER LONG-TERM PAYABLES

The Company’s long-term payables mainly resulted from license agreements for certain semiconductor-related patents. As of March 31, 2010, future payments for other long-term payables were as follows:

Year of Payment	Amount

2010 (2nd to 4th quarter)	$737,350
2011	413,647

1,150,997
Current portion (classified under accrued expenses and other current liabilities)	(737,350)

$413,647

16.	PENSION PLANS

The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension cost of NT$191,296 thousand and NT$152,354 thousand for the three months ended March 31, 2010 and 2009, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. The Company recognized pension cost of NT$59,245 thousand and NT$72,171 thousand for the three months ended March 31, 2010 and 2009, respectively.

Movements of the Fund and accrued pension cost under the defined benefit plan were summarized as follows:

	Three Months Ended March 31
	2010	2009
The Fund
Balance, beginning of period	$2,595,717	$2,389,519
Contributions	68,265	60,334
Interest	41,105	52,445
Payments	—	(19,355)

Balance, end of period	$2,705,087	$2,482,943

Accrued pension cost
Balance, beginning of period	$3,807,176	$3,710,009
Accruals	876	17,216

Balance, end of period	$3,808,052	$3,727,225

17.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Three Months Ended March 31
	2010	2009

Income tax expense based on “income before income tax” at statutory rate (20% and 25% for 2010 and 2009, respectively)	$7,018,217	$187,357
Tax effect of the following:
Tax-exempt income	(3,881,271)	(587,186)
Temporary and permanent differences	26,692	1,212,887
Others	—	69,174
Income tax credits used	(1,581,819)	(441,116)

Income tax currently payable	$1,581,819	$441,116

b.	Income tax expense (benefit) consisted of the following:

	Three Months Ended March 31
	2010	2009

Income tax currently payable	$1,581,819	$441,116
Income tax adjustments on prior years	647,144	—
Net change in deferred income tax assets
Investment tax credits	(1,056,341)	(393,267)
Temporary differences	(601,364)	313,793
Valuation allowance	856,708	(1,171,047)

Income tax expense (benefit)	$1,427,966	$(809,405)

c.	Net deferred income tax assets consisted of the following:

	March 31
	2010	2009

Current deferred income tax assets
Investment tax credits	$5,172,000	$5,136,000
Temporary differences
Allowance for sales returns and others	717,828	608,340
Others	182,261	105,223

	$6,072,089	$5,849,563

Noncurrent deferred income tax assets
Investment tax credits	$10,616,082	$8,869,485
Temporary differences
Depreciation	2,412,634	1,508,014
Others	183,285	400,730
Valuation allowance	(6,656,040)	(5,228,599)

	$6,555,961	$5,549,630

In May 2009, the amendment of Article 5 of the Income Tax Law of the Republic of China announced that the income tax rate of profit-seeking enterprises would be reduced from 25% to 20%, and would be effective starting in 2010. The Company recalculated its deferred tax assets in accordance with the amended Article and adjusted the resulting difference as an income tax expense in 2009.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan on April 16, 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive is retroactive to January 1, 2010 and effective till December 31, 2019. Thus, the Company estimated that its income tax credits arising from the SII was NT$486,047 thousand as of March 31, 2010, which will be recognized in the six months ended June 30, 2010.

d.	Integrated income tax information:

The balance of the imputation credit account as of March 31, 2010 and 2009 was NT$369,265 thousand and NT$521,634 thousand, respectively.

The estimated and actual creditable ratios for distribution of earnings of 2009 and 2008 were 0.35% and 9.10%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of March 31, 2010, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$3,457,388	$2,979,024	2012
		6,683,346	6,683,346	2013
		153,306	153,306	2014

		$10,294,040	$9,815,676

Statute for Upgrading Industries	Research and development expenditures	$1,084,162	$—	2011
		2,691,517	2,691,517	2012
		3,250,265	3,250,265	2013

		$7,025,944	$5,941,782

Statute for Upgrading Industries	Personnel training expenditures	$19,293	$—	2011
		30,624	30,624	2012

		$49,917	$30,624

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period

Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 12 — Module B and expansion of Fab 14 — Module A	2007 to 2011
Construction of Fab 14 — Module B and expansion of Fab 12 and others	2008 to 2012
Construction of Fab 14 — Module B and expansion of Fab 12 and others	2010 to 2014 (proposed)
h.	The tax authorities have examined income tax returns of the Company through 2007. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.
18.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Three Months Ended March 31, 2010
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$5,083,162	$3,791,508	$8,874,670
Labor and health insurance	182,508	107,582	290,090
Pension	157,629	92,912	250,541
Meal	122,966	52,290	175,256
Welfare	47,194	29,069	76,263
Others	13,360	3,502	16,862

	$5,606,819	$4,076,863	$9,683,682

Depreciation	$18,051,574	$1,155,626	$19,207,200

Amortization	$318,383	$166,344	$484,727

	Three Months Ended March 31, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$2,077,798	$1,191,042	$3,268,840
Labor and health insurance	169,346	99,493	268,839
Pension	141,518	83,007	224,525
Meal	94,845	38,426	133,271
Welfare	23,159	13,596	36,755
Others	17,187	4,661	21,848

	$2,523,853	$1,430,225	$3,954,078

Depreciation	$17,408,696	$889,926	$18,298,622

Amortization	$302,212	$156,149	$458,361

19.	SHAREHOLDERS’ EQUITY
As of March 31, 2010, 1,097,513 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,487,565 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. In addition, the capital surplus from long-term investments may not be used for any purpose.
Capital surplus consisted of the following:

	March 31
	2010	2009

Additional paid-in capital	$23,483,970	$17,972,138
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	348,240	294,677
Donations	55	55

	$55,530,845	$49,965,450

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and profit sharing to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are subject to shareholders’ approval in the following year.
The Company accrued profit sharing to employees as a charge to earnings of certain percentage of net income during the period amounted to NT$2,272,790 thousand and NT$236,060 thousand for the three months ended March 2010 and 2009, respectively; bonuses to directors were accrued with an estimate based on historical experience. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.
The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of earnings for 2009 and 2008 had been approved in a Board of Directors’ meeting held on February 9, 2010 and a shareholders’ meeting held on June 10, 2009, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2009	Year 2008	Year 2009	Year 2008

Legal capital reserve	$8,921,784	$9,993,317
Special capital reserve	1,313,047	(391,857)
Cash dividends to shareholders	77,708,120	76,876,312	$3.00	$3.00
Stock dividends to shareholders	—	512,509	—	0.02

	$87,942,951	$86,990,281

TSMC’s profit sharing to employees and bonus to directors that will be paid in cash in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for the year ended December 31, 2009, respectively, were resolved in the meeting of the Board of Directors held on February 9, 2010. Such amounts were not materially different from the amounts that have been charged against earnings for the year ended December 31, 2009.

The 2009 earnings appropriations related to profit sharing to employees and bonus to directors will be resolved by the shareholders. TSMC’s annual shareholders’ meeting is scheduled for June 15, 2010.

Profit sharing to employees that have been paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been approved in the shareholders’ meeting held on June 10, 2009. The profit sharing to employee in stock of 141,870 thousand shares was determined by the closing price of the Company’s common shares (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting, which was NT$52.83. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 10, 2009 and same amount had been charged against earnings of 2008.

The shareholders’ meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as profit sharing to employees to be paid in stock in the amount of NT$768,763 thousand, NT$512,509 thousand and NT$7,494,988 thousand, respectively. The aforementioned capital increase had taken effect on July 21, 2009.

The information about the appropriations of profit sharing to employees and bonus to directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.
20.	STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of March 31, 2010.

Information about outstanding options for the three months ended March 31, 2010 and 2009 was as follows:

		Weighted-
	Number of	average
	Options	Exercise Price
	(In Thousands)	(NT$)
Three months ended March 31, 2010

Balance, beginning of period	28,810	$33.5
Options exercised	(1,063)	34.6

Balance, end of period	27,747	33.4

Three months ended March 31, 2009

Balance, beginning of period	36,234	35.3
Options exercised	(575)	26.8
Options canceled	(127)	45.4

Balance, end of period	35,532	35.4

The numbers of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings in accordance with the plans.

As of March 31, 2010, information about outstanding was as follows:

	Options Outstanding
		Weighted-average
		Remaining	Weighted-average
Range of Exercise	Number of Options	Contractual Life	Exercise Price
Price (NT$)	(In Thousands)	(Years)	(NT$)

$22.8-$32.0	20,484	2.93	$29.1
38.0- 50.1	7,263	4.65	45.6

	27,747	3.38	33.4

As of March 31, 2010, all of the above outstanding options were exercisable.

No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2010 and 2009. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the three months ended March 31, 2010 and 2009 would have been as follows:

	Three Months Ended March 31
	2010	2009
Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%-3.44%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years

Net income:
Net income as reported	$33,663,117	$1,558,873
Pro forma net income	33,700,273	1,445,013
		(Continued)

	Three Months Ended March 31
	2010	2009
Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$1.30	$0.06
Pro forma basic EPS	1.30	0.06
Diluted EPS as reported	1.30	0.06
Pro forma diluted EPS	1.30	0.06
		(Concluded)
21.	EARNINGS PER SHARE
EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
Three months ended March 31, 2010

Basic EPS
Earnings available to common shareholders	$35,091,083	$33,663,117	25,903,465	$1.35	$1.30

Effect of dilutive potential common shares	—	—	12,822

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$35,091,083	$33,663,117	25,916,287	$1.35	$1.30

Three months ended March 31, 2009

Basic EPS
Earnings available to common shareholders	$749,468	$1,558,873	25,753,921	$0.03	$0.06

Effect of dilutive potential common shares	—	—	165,978

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$749,468	$1,558,873	25,919,899	$0.03	$0.06

Effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record profit sharing to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends. This adjustment caused each of the basic and diluted after income tax EPS for the three months ended March 31, 2009 to remain at NT$0.06.

22.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	March 31
	2010		2009
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Assets

Financial assets at fair value through profit or loss	$81,703	$81,703	$229,415	$229,415
Available-for-sale financial assets	1,043,306	1,043,306	1,038,443	1,038,443
Held-to-maturity financial assets	14,159,604	14,238,897	16,324,853	16,412,672
Financial assets carried at cost	497,835	—	519,502	—

Liabilities

Financial liabilities at fair value through profit or loss	11,410	11,410	2,962	2,962
Bonds payable	4,500,000	4,565,957	4,500,000	4,601,709
Other long-term payables (including current portion)	1,150,997	1,150,997	1,988,827	1,988,827
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value of derivatives contracts which were outstanding as of March 31, 2010 and 2009 estimated using valuation techniques were recognized as net gains of NT$70,293 thousand and NT$226,453 thousand, respectively.

d.	As of March 31, 2010 and 2009, financial assets exposed to fair value interest rate risk were NT$15,284,613 thousand and NT$17,592,711 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$4,511,410 thousand and NT$4,502,962 thousand, respectively.

e.	Movements of the unrealized gains or losses on financial instruments for the three months ended March 31, 2010 and 2009 were as follows:

	Three Months Ended March 31, 2010
	From
	Available-	Equity-
	for-sale	method
	Financial Assets	Investments	Total

Balance, beginning of period	$46,672	$406,949	$453,621
Recognized directly in shareholders’ equity	(3,366)	(48,865)	(52,231)

Balance, end of period	$43,306	$358,084	$401,390

	Three Months Ended March 31, 2009
	From
	Available-	Equity-
	for-sale	method
	Financial Assets	Investments	Total

Balance, beginning of period	$32,658	$(320,000)	$(287,342)
Recognized directly in shareholders’ equity	43,155	458,785	501,940
Removed from shareholders’ equity and recognized in earnings	(37,370)	—	(37,370)

Balance, end of period	$38,443	$138,785	$177,228

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to maturity financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair value of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-party or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

23.	RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Subsidiaries

TSMC North America TSMC China TSMC Europe TSMC Japan TSMC Korea

b.	Investees

GUC (with a controlling financial interest) Xintec (with a controlling financial interest) SSMC (accounted for using equity method) VIS (accounted for using equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology) TSMC Design Technology Canada Inc. (TSMC Canada)

d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.
Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2010		2009
	Amount	%	Amount	%

For the three months ended March 31

Sales
TSMC North America	$48,676,679	53	$22,964,954	58
Others	373,853	—	296,134	1

	$49,050,532	53	$23,261,088	59

Purchases
WaferTech	$1,636,493	17	$739,712	17
TSMC China	1,577,962	16	447,631	10
SSMC	1,041,954	10	514,174	11
VIS	960,978	10	393,296	9

	$5,217,387	53	$2,094,813	47

	2010		2009
	Amount	%	Amount	%

Manufacturing expenses
Xintec (rent and outsourcing)	$45,546	—	$—	—
VisEra (outsourcing)	4,460	—	8,359	—

	$50,006	—	$8,359	—

Marketing expenses — commission
TSMC Europe	$98,913	16	$71,736	27
TSMC Japan	59,644	9	49,114	19
TSMC China	11,446	2	—	—
TSMC Korea	4,285	1	3,375	1

	$174,288	28	$124,225	47

Research and development expenses
TSMC Technology (primarily consulting fee)	$131,169	2	$85,917	3
TSMC Canada (primarily consulting fee)	45,209	1	37,632	1
VIS (rent)	2,274	—	—	—
Others	7,989	—	19,882	—

	$186,641	3	$143,431	4

Sales of property, plant and equipment
VIS	$15,940	12	$—	—
TSMC China	11,224	8	—	—
Xintec	—	—	58,450	100

	$27,164	20	$58,450	100

Purchase of property, plant and equipment
VIS	$15,865	—	$—	—
TSMC China	14,498	—	—	—
WaferTech	9,624	—	—	—

	$39,987	—	$—	—

Non-operating income and gains
VIS (primarily technical service income, see Note 26e)	$86,868	5	$24,108	2
SSMC (primarily technical service income, see Note 26d)	44,503	2	17,289	2
TSMC China	25,426	1	47,799	4

	$156,797	8	$89,196	8

	2010		2009
	Amount	%	Amount	%

As of March 31

Receivables
TSMC North America	$22,055,122	99	$10,033,427	99
Others	205,627	1	148,538	1

	$22,260,749	100	$10,181,965	100

Other receivables
TSMC China	$123,354	42	$107,608	47
VIS	113,100	38	35,615	15
SSMC	45,687	15	17,211	7
Xintec	—	—	59,862	26
Others	13,513	5	10,575	5

	$295,654	100	$230,871	100

Payables
TSMC China	$762,578	28	$193,560	18
VIS	695,640	25	298,360	27
WaferTech	647,205	23	237,033	21
SSMC	408,809	15	202,534	18
TSMC Technology	129,058	5	97,970	9
Others	115,141	4	72,757	7

	$2,758,431	100	$1,102,214	100

Deferred debits (credits)
TSMC China	$4,672	—	$(137,174)	(62)

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company leased certain buildings, facilities, and machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and the related expenses were classified under manufacturing expenses.

The Company leased certain office space and building from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was prepaid by the Company and the related expenses were classified under research and development expenses.

The Company deferred the gains and losses (classified under deferred debits and deferred credits) derived from sales of property, plant and equipment to TSMC China, and then recognized such gains and losses (classified under non-operating income and gains and non-operating expenses and losses) over the depreciable lives of the disposed assets.

24.	PLEDGED OR MORTGAGED ASSETS
As of March 31, 2010 and 2009, the Company had pledged time deposits of NT$737,109 thousand and NT$454,112 thousand (classified as other financial assets) as collateral for land lease agreements and customs duty guarantee, respectively.
25.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2010 to December 2029 and can be renewed upon expiration.

As of March 31, 2010, future lease payments were as follows:

Year	Amount

2010 (2nd to 4th quarter)	$304,209
2011	398,009
2012	398,009
2013	376,364
2014	363,378
2015 and thereafter	3,269,059

$5,109,028

26.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of March 31, 2010, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

b.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of March 31, 2010 the Company had a total of US$26,937 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

d.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

e.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

f.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of March 31, 2010, SMIC had paid US$135 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. In January 2009, the court in the California action held a four-day bench trial to determine whether a Settlement Agreement existed between the parties, and if there were an agreement, the interpretation of certain terms. SMIC contended that there was no binding Settlement Agreement, and TSMC, TSMC North America and WaferTech contended that the Settlement Agreement signed on January 30, 2005 and finalized shortly thereafter and repeatedly ratified bound the parties. On March 10, 2009, the Court issued its Statement of Decision. The Court rejected SMIC’s contention, and found that the parties were bound by the Settlement Agreement identified by TSMC, TSMC North America and WaferTech. The Court also interpreted the meaning of certain provisions within the Settlement Agreement. Regarding the claims raised by SMIC in the Beijing lawsuit, the Beijing People’s High Court has on June 10, 2009 rejected those claims and dismissed the lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. TSMC, TSMC North America and WaferTech have subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC, TSMC North America and WaferTech in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC, TSMC North America and WaferTech.

Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation (representing about 8% of Semiconductor Manufacturing International Corporation’s total shares outstanding as of December 31, 2009) and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment).
27.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 6 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

TSMC China entered into forward exchange contracts during the three months ended March 31, 2010 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contract as of March 31, 2010:

Contract Amount
	Maturity Date	(In Thousands)

Sell US$/Buy RMB	April 2010	US$1,000/RMB6,827
For the three months ended March 31, 2010, net losses arising from forward exchange contracts of TSMC China were NT$417 thousand.

Xintec entered into forward exchange contracts during the three months ended March 31, 2010 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contract as of March 31, 2010:

Contract Amount
	Maturity Date	(In Thousands)

Sell US$/Buy NT$	April 2010 to May 2010	US$13,750/NT$438,590
For the three months ended March 31, 2010, net gains arising from forward exchange contracts of Xintec were NT$954 thousand.

Xintec monitors and manages the financial risk through the analysis of business environment and evaluation of entity’s financial risks. Further, Xintec seeks to reduce the effects of future cash flow related interest rate exposures by primarily using derivative financial instruments.

Xintec is exposed to interest rate risk because its long-term bank loans bear floating interest rates. Accordingly, Xintec enters into interest rate swap contract to hedge such a cash flow interest rate risk. As of March 31, 2010, the outstanding interest rate swap contract of Xintec consisted of the following:

			Expected	Expected Timing for the
	Hedging Financial	Fair Value	Cash Flow	Recognition of Gains
Hedged Item	Instrument	March 31, 2010	Generated Period	or Losses from Hedge

Long-term bank loans	Interest rate swap contract	$(238)	2010 to 2012	2010 to 2012
The adjustment to shareholders’ equity of Xintec as a result of the above interest rate swap contract was NT$238 thousand for the three months period ended March 31, 2010.
k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 23.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
MARCH 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				March 31, 2010
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note

TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—	$1,043,306	N/A	$1,043,306
	Formosa Petrochemical Corporation	—	Held-to-maturity financial assets	—	3,178,032	N/A	3,204,143
	Taiwan Power Company	—	”	—	3,000,247	N/A	3,005,673
	Nan Ya Plastics Corporation	—	”	—	2,000,539	N/A	2,044,833
	Formosa Plastics Corporation	—	”	—	1,671,753	N/A	1,686,870
	China Steel Corporation	—	”	—	1,510,969	N/A	1,524,294
	CPC Corporation, Taiwan	—	”	—	500,016	N/A	499,921
	Taipei Fubon Commercial Bank Co., Ltd.	—	”	—	299,297	N/A	299,215
	First Commercial Bank Co., Ltd.	—	”	—	99,950	N/A	99,952

	Government bond
	2003 Asian Development Bank Govt. Bond	—	Held-to-maturity financial assets	—	898,801	N/A	875,103

	Stock
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	45,245,474	100	45,245,474
	TSMC Partners	Subsidiary	”	988,268	32,637,828	100	32,637,828
	VIS	Investee accounted for using equity method	”	628,223	9,359,350	37	10,240,043
	SSMC	Investee accounted for using equity method	”	314	6,308,810	39	5,782,912
	Motech	Investee accounted for using equity method	”	75,316	6,210,916	20	10,167,705
	TSMC North America	Subsidiary	”	11,000	2,726,868	100	2,726,868
	Xintec	Investee with a controlling financial interest	”	93,081	1,532,384	41	1,501,019
	GUC	Investee with a controlling financial interest	”	46,688	1,039,348	35	6,723,052
	TSMC Europe	Subsidiary	”	—	158,190	100	158,190
	TSMC Japan	Subsidiary	”	6	133,420	100	133,420
	TSMC Korea	Subsidiary	”	80	19,460	100	19,460
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	315,767
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	339,223
	W.K. Technology Fund IV	—	”	4,000	40,000	2	43,606

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	”	—	55,259	1	55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	2,787,558	100	2,792,627
	VTAF III	Subsidiary	”	—	1,351,399	98	1,333,492
	VTAF II	Subsidiary	”	—	1,140,879	98	1,135,109
	Emerging Alliance	Subsidiary	”	—	303,768	99	303,768

(Continued)

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,480	N/A	US$	21,443
	General Elec Cap Corp. Mtn	—	”	—	US$	20,200	N/A	US$	21,582

	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	350,118	100	US$	350,118
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	72,445	49	US$	72,445
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	21,415	US$	13,670	97	US$	13,670
	TSMC Technology	Subsidiary	”	1	US$	9,431	100	US$	9,431
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	7,680	US$	7,188	97	US$	7,188
	TSMC Canada	Subsidiary	”	2,300	US$	3,555	100	US$	3,555
	Mcube Inc.	Investee accounted for using equity method	”	5,333	US$	529	70	US$	529

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000	US$	949	10	US$	949

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,305	N/A	US$	21,582
	JP Morgan Chase & Co.	—	”	—	US$	15,000	N/A	US$	15,103

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	164,246	100	US$	164,246

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,247	US$	1,648	10	US$	1,648
	Global Investment Holding Inc.	—	”	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Axiom Microdevices, Inc.	—	”	1,000	US$	24	1	US$	24
	Mosaic Systems, Inc.	—	”	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	”	800	US$	500	1	US$	500
	Optichron, Inc.	—	”	710	US$	1,072	2	US$	1,072
	Pixim, Inc.	—	”	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	—	”	—	US$	131	4	US$	131
	Teknovus, Inc.	—	”	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—
VTAF II	Common stock
	Leadtrend	—	Available-for-sale financial assets	1,272	US$	554	3	US$	554
	Aether Systems, Inc.	—	Financial assets carried at cost	1,600	US$	1,503	25	US$	1,503
	RichWave Technology Corp.	—	”	1,043	US$	730	1	US$	730
	Sentelic	—	”	1,200	US$	2,040	15	US$	2,040

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	”	3,974	US$	3,816	3	US$	3,816
	Audience, Inc.	—	”	12,378	US$	2,378	3	US$	2,378
	Axiom Microdevices, Inc.	—	”	759	US$	517	13	US$	517

(Continued)

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

VTAF II	Beceem Communications	—	Financial assets carried at cost	797	US$	1,701	1	US$	1,701
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	”	3,795	US$	953	2	US$	953
	Optichron, Inc.	—	”	1,583	US$	2,664	4	US$	2,664
	Pixim, Inc.	—	”	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	”	7,027	US$	3,383	19	US$	3,383
	QST Holdings, LLC	—	”	—	US$	593	13	US$	593
	Teknovus, Inc.	—	”	1,599	US$	454	—	US$	454
	Xceive	—	”	4,210	US$	1,554	3	US$	1,554

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	9,180	US$	1,962	59	US$	1,962
	Aiconn Technology Corporation	Investee accounted for using equity method	”	4,500	US$	487	42	US$	487

	Preferred stock
	Auramicro, Inc.	—	Financial assets carried at cost	4,694	US$	1,408	20	US$	1,408
	BridgeLux, Inc.	—	”	6,113	US$	7,781	4	US$	7,781
	Exclara, Inc.	—	”	21,708	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	”	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	M2000, Inc.	—	”	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	”	3,283	US$	4,608	6	US$	4,608
	Powervation, Ltd.	—	”	310	US$	4,678	16	US$	4,678
	Quellan, Inc.	—	”	3,106	US$	457	6	US$	457
	Silicon Technical Services, LLC	—	”	1,055	US$	1,208	—	US$	1,208
	Tilera, Inc.	—	”	3,222	US$	2,781	2	US$	2,781
	Validity Sensors, Inc.	—	”	8,070	US$	3,089	4	US$	3,089

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	892	100	US$	892
	VTA Holdings	Subsidiary	”	—		—	62		—

Growth Fund	Common stock
	SiliconBlue Technologies, Inc.	—	Financial assets carried at cost	5,107	US$	762	2	US$	762
	Staccato	—	”	10	US$	25	—	US$	25

ISDF	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	4,350	6	US$	4,350
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	557	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	5,226	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	”	1,008	US$	290	1	US$	290
	Sonics, Inc.	—	”	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	3,651	5	US$	3,651
	Sonics, Inc.	—	Financial assets carried at cost	278	US$	10	3	US$	10
	EON Technology, Corp.	—	”	1,804	US$	500	2	US$	500

(Continued)

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

ISDF II	Goyatek Technology, Corp.	—	Financial assets carried at cost	932	US$	545	6	US$	545
	Capella Microsystems (Taiwan), Inc.	—	”	561	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	18	US$	3,664
	FangTek, Inc.	—	”	1,032	US$	686	6	US$	686
	Kilopass Technology, Inc.	—	”	3,887	US$	250	5	US$	250
	Sonics, Inc.	—	”	264	US$	456	3	US$	456

GUC	Open-end mutual fund
	Jih Sun Bond Fund	—	Available-for-sale financial assets	5,668	US$	80,059	—	US$	80,059
	Cathay Bond Fund	—	”	2,509		30,014	—		30,014
	Hua Nan Phoenix Bond Fund	—	”	1,926		30,009	—		30,009
	Prudential Financial Bond Fund	—	”	1,982		30,008	—		30,008

	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		39,313	100		39,313
	GUC-BVI	Subsidiary	”	550		17,351	100		17,351
	GUC-Japan	Subsidiary	”	1		13,160	100		13,160
	GUC-Europe	Subsidiary	”	—		4,860	100		4,860

GUC-BVI	Capital
	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	Subsidiary	Investments accounted for using equity method	—		15,902	100		15,902

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Corporate bond
	Ab Svensk Exportkredit Swedish	—	Available-for-sale financial assets	5,000	US$	5,095	N/A	US$	5,095
	African Development Bank	—	”	2,600	US$	2,620	N/A	US$	2,620
	Alltel Corp.	—	”	100	US$	111	N/A	US$	111
	American Honda Fin Corp. Mtn	—	”	4,000	US$	3,974	N/A	US$	3,974
	Anz National Intl Ltd.	—	”	3,500	US$	3,507	N/A	US$	3,507
	Asian Development Bank	—	”	2,500	US$	2,498	N/A	US$	2,498
	Astrazeneca Plc	—	”	3,150	US$	3,440	N/A	US$	3,440
	AT+T Wireless	—	”	3,500	US$	3,950	N/A	US$	3,950
	Australia + New Zealand Bkg	—	”	2,000	US$	2,066	N/A	US$	2,066
	Banco Bilbao Vizcaya P R	—	”	3,250	US$	3,248	N/A	US$	3,248
	Bank New York Inc.	—	”	1,615	US$	1,602	N/A	US$	1,602
	Bank New York Inc. Medium	—	”	2,100	US$	2,277	N/A	US$	2,277
	Bank of America	—	”	2,900	US$	3,121	N/A	US$	3,121
	Bank of America Corp. Fdic Gtd	—	”	3,400	US$	3,533	N/A	US$	3,533
	Bank of New York Mellon	—	”	2,200	US$	2,208	N/A	US$	2,208
	Bank of Nova Scotia	—	”	5,000	US$	4,998	N/A	US$	4,998
	Bank of Scotland Plc	—	”	4,000	US$	3,991	N/A	US$	3,991
	Barclays Bank Plc	—	”	12,000	US$	11,995	N/A	US$	11,995
	Bbva US Senior SA Uniper	—	”	4,745	US$	4,743	N/A	US$	4,743
	Bear Stearns Cos Inc.	—	”	5,000	US$	4,982	N/A	US$	4,982
	Bear Stearns Cos Inc.	—	”	3,500	US$	3,442	N/A	US$	3,442
	Berkshire Hathaway Inc. Del	—	”	3,500	US$	3,513	N/A	US$	3,513
	Bhp Billiton Fin USA Ltd.	—	”	2,000	US$	2,141	N/A	US$	2,141
	Bk Tokyo Mitsubishi Ufj	—	”	2,000	US$	2,015	N/A	US$	2,015
	Bmw US Capital LLC	—	”	1,600	US$	1,602	N/A	US$	1,602

(Continued)

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC Global	Bnp Paribas SA	—	Available-for-sale financial assets	2,310	US$	2,343	N/A	US$	2,343
	Boeing Cap Corp.	—	”	2,925	US$	3,219	N/A	US$	3,219
	Boeing Co.	—	”	450	US$	452	N/A	US$	452
	Bsch Issuances Ltd.	—	”	2,250	US$	2,313	N/A	US$	2,313
	Caterpillar Financial SE	—	”	300	US$	303	N/A	US$	303
	Cello Part/Veri Wirelss	—	”	3,000	US$	3,087	N/A	US$	3,087
	Citibank NA	—	”	4,020	US$	4,017	N/A	US$	4,017
	Citigroup Funding Inc.	—	”	6,000	US$	6,043	N/A	US$	6,043
	Citigroup Funding Inc.	—	”	2,000	US$	2,029	N/A	US$	2,029
	Citigroup Inc.	—	”	1,000	US$	1,030	N/A	US$	1,030
	Citigroup Inc.	—	”	400	US$	420	N/A	US$	420
	Commonwealth Bank Aust	—	”	2,800	US$	2,805	N/A	US$	2,805
	Countrywide Finl Corp.	—	”	4,000	US$	4,252	N/A	US$	4,252
	Credit Suisse First Boston USA	—	”	2,150	US$	2,310	N/A	US$	2,310
	Credit Suisse New York	—	”	3,945	US$	4,084	N/A	US$	4,084
	Dexia Credit Local	—	”	6,000	US$	5,998	N/A	US$	5,998
	Dexia Credit Local SA NY	—	”	5,000	US$	5,004	N/A	US$	5,004
	Finance for Danish Ind	—	”	1,900	US$	1,899	N/A	US$	1,899
	General Elec Cap Corp.	—	”	1,000	US$	985	N/A	US$	985
	General Elec Cap Corp.	—	”	300	US$	299	N/A	US$	299
	General Elec Cap Corp.	—	”	7,000	US$	7,005	N/A	US$	7,005
	General Elec Cap Corp. Fdic Gtd	—	”	2,500	US$	2,540	N/A	US$	2,540
	General Electric Capital Corp.	—	”	2,000	US$	1,930	N/A	US$	1,930
	Georgia Pwr Co.	—	”	6,000	US$	6,012	N/A	US$	6,012
	Goldman Sachs Group Inc.	—	”	2,000	US$	1,948	N/A	US$	1,948
	Goldman Sachs Group Inc. Mtn	—	”	1,500	US$	1,450	N/A	US$	1,450
	Goldman Sachs Group Incser 2	—	”	3,000	US$	3,012	N/A	US$	3,012
	Hewlett Packard Co.	—	”	3,000	US$	3,001	N/A	US$	3,001
	Hewlett Packard Co.	—	”	1,365	US$	1,386	N/A	US$	1,386
	Household Fin Corp.	—	”	4,330	US$	4,742	N/A	US$	4,742
	HSBC Fin Corp.	—	”	2,315	US$	2,295	N/A	US$	2,295
	HSBC Fin Corp.	—	”	2,900	US$	3,119	N/A	US$	3,119
	HSBC USA Inc. Fdic Gtd Tlgp	—	”	2,200	US$	2,278	N/A	US$	2,278
	Hutchison Whampoa Intl	—	”	1,750	US$	1,799	N/A	US$	1,799
	IBM Corp.	—	”	6,100	US$	6,102	N/A	US$	6,102
	IBM Corp.	—	”	3,000	US$	3,024	N/A	US$	3,024
	Intl Bk Recon + Develop	—	”	5,000	US$	5,013	N/A	US$	5,013
	Intl Bk Recon + Develop	—	”	2,000	US$	2,075	N/A	US$	2,075
	Istituto Bancario SA	—	”	1,700	US$	1,700	N/A	US$	1,700
	John Deer Capital Corp. Fdic GT	—	”	3,500	US$	3,621	N/A	US$	3,621
	JP Morgan Chase + Co.	—	”	2,500	US$	2,517	N/A	US$	2,517

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	JP Morgan Chase + Co.	—	”	5,000	US$	5,025	N/A	US$	5,025
	JP Morgan Chase + Co. Fdic Gtd Tlg	—	”	3,000	US$	3,026	N/A	US$	3,026
	Kfw Medium Term Nts Book Entry	—	”	1,950	US$	1,952	N/A	US$	1,952
	Kreditanstalt Fur Wiederaufbau	—	”	650	US$	672	N/A	US$	672
	Lloyds Tsb Bank Plc Ser 144A	—	”	4,850	US$	4,877	N/A	US$	4,877
	Lloyds Tsb Bank Plc Ser 144A	—	”	5,950	US$	6,038	N/A	US$	6,038
	Mellon Fdg Corp.	—	”	3,500	US$	3,443	N/A	US$	3,443
	Merck + Co. Inc.	—	”	4,000	US$	4,038	N/A	US$	4,038
	Merck + Co. Inc.	—	”	2,000	US$	2,126	N/A	US$	2,126
	Merrill Lynch + Co. Inc.	—	”	4,691	US$	4,602	N/A	US$	4,602
	Met Life Glob Funding I	—	”	4,675	US$	4,752	N/A	US$	4,752
	Met Life Glob Funding I	—	”	500	US$	502	N/A	US$	502

(Continued)

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC Global	Metlife Inc.	—	Available-for-sale financial assets	2,000	US$	2,016	N/A	US$	2,016
	Metropolitan Life Global Fdg	—	”	750	US$	740	N/A	US$	740
	Metropolitan Life Global Fdg I	—	”	3,340	US$	3,284	N/A	US$	3,284
	Monumental Glbl Fdg II	—	”	500	US$	499	N/A	US$	499
	Morgan Stanley	—	”	2,200	US$	2,209	N/A	US$	2,209
	Morgan Stanley	—	”	1,500	US$	1,389	N/A	US$	1,389
	Morgan Stanley	—	”	2,000	US$	2,041	N/A	US$	2,041
	Morgan Stanley Dean Witter	—	”	8,000	US$	8,680	N/A	US$	8,680
	Morgan Stanley for Equity	—	”	2,000	US$	1,955	N/A	US$	1,955
	National Australia Bank	—	”	1,000	US$	1,006	N/A	US$	1,006
	New York Life Global Fdg	—	”	2,000	US$	2,011	N/A	US$	2,011
	Nordea Bank Fld Plc	—	”	2,250	US$	2,245	N/A	US$	2,245
	Oesterreichische Kontrollbank	—	”	2,000	US$	2,039	N/A	US$	2,039
	Ontario (Province of)	—	”	2,000	US$	2,013	N/A	US$	2,013
	Paccar Finl Corp. Mtn Bk Ent	—	”	1,000	US$	1,006	N/A	US$	1,006
	Pepsico Inc.	—	”	3,000	US$	3,001	N/A	US$	3,001
	Pnc Funding Corp.	—	”	2,000	US$	1,985	N/A	US$	1,985
	Pricoa Global Fdg I Med Term	—	”	1,750	US$	1,668	N/A	US$	1,668
	Pricoa Global Funding 1	—	”	1,200	US$	1,173	N/A	US$	1,173
	Princoa Global Fdg I Medium	—	”	2,200	US$	2,141	N/A	US$	2,141
	Roche Hldgs Inc.	—	”	2,000	US$	2,114	N/A	US$	2,114
	Royal Bk of Scotland Plc	—	”	4,000	US$	4,004	N/A	US$	4,004
	Royal Bk of Scotland Plc	—	”	5,000	US$	5,078	N/A	US$	5,078
	Royal Bk Scotlnd Grp Plc 144A	—	”	9,450	US$	9,550	N/A	US$	9,550
	Shell International Fin	—	”	1,200	US$	1,206	N/A	US$	1,206
	Shell International Fin	—	”	2,000	US$	1,998	N/A	US$	1,998
	Southern Co.	—	”	600	US$	603	N/A	US$	603
	Sovereign Bancorp Fdic Gtd Tlg	—	”	2,200	US$	2,252	N/A	US$	2,252
	State Str Corp.	—	”	7,020	US$	7,005	N/A	US$	7,005
	State Street Corp.	—	”	5,500	US$	5,561	N/A	US$	5,561
	Suncorp Metway Ltd.	—	”	8,800	US$	9,070	N/A	US$	9,070
	Suncorp Metway Ltd.	—	”	2,000	US$	2,003	N/A	US$	2,003
	Svenska Handelsbanken AB	—	”	2,200	US$	2,242	N/A	US$	2,242
	Swedbank AB	—	”	2,000	US$	1,994	N/A	US$	1,994
	Swedbank Foreningssparbanken A	—	”	1,500	US$	1,543	N/A	US$	1,543
	Ubs Ag Stamford	—	”	1,300	US$	1,300	N/A	US$	1,300
	Ub Bancorp	—	”	2,000	US$	2,038	N/A	US$	2,038
	US Central Federal Cred	—	”	4,800	US$	4,829	N/A	US$	4,829
	Verizon Communications Inc.	—	”	2,200	US$	2,289	N/A	US$	2,289
	Verizon Global Fdg Corp.	—	”	500	US$	522	N/A	US$	522
	Wachovia Corp. New	—	”	1,400	US$	1,386	N/A	US$	1,386

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC Global	Wachovia Corp. New	—	”	4,000	US$	4,232	N/A	US$	4,232
	Wal Mart Stores Inc.	—	”	2,603	US$	2,680	N/A	US$	2,680
	Wells Fargo + Company	—	”	2,000	US$	2,010	N/A	US$	2,010
	Westfield Cap Corp. Ltd.	—	”	500	US$	508	N/A	US$	508
	Westpac Banking Corp.	—	”	2,100	US$	2,112	N/A	US$	2,112
	Westpac Banking Corp.	—	”	4,000	US$	4,008	N/A	US$	4,008
	Westpac Banking Corp.	—	”	2,170	US$	2,168	N/A	US$	2,168
	Nationwide Building Society-UK Government Guarantee	—	Held-to-maturity financial assets	8,000	US$	8,000	N/A	US$	7,999
	Westpac Banking Corporation Govet Gtd	—	”	5,000	US$	5,000	N/A	US$	5,006
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	25,233
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	25,253

(Continued)

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC Global	Agency bond
	Fannie Mae	—	Available-for-sale financial assets	8,000	US$	7,995	N/A	US$	7,995
	Fannie Mae	—	”	2,820	US$	2,823	N/A	US$	2,823
	Fannie Mae	—	”	3,770	US$	3,761	N/A	US$	3,761
	Fannie Mae	—	”	4,000	US$	4,006	N/A	US$	4,006
	Fannie Mae	—	”	4,000	US$	3,993	N/A	US$	3,993
	Fannie Mae	—	”	3,000	US$	2,985	N/A	US$	2,985
	Fed Hm Ln Pc Pool 1b2830	—	”	2,261	US$	2,330	N/A	US$	2,330
	Fed Hm Ln Pc Pool 1g0115	—	”	2,260	US$	2,275	N/A	US$	2,275
	Fed Hm Ln Pc Pool 1k1210	—	”	1,714	US$	1,771	N/A	US$	1,771
	Fed Hm Ln Pc Pool 780741	—	”	2,071	US$	2,099	N/A	US$	2,099
	Federal Farm Cr Bks	—	”	2,250	US$	2,253	N/A	US$	2,253
	Federal Farm Cr Bks	—	”	2,000	US$	2,110	N/A	US$	2,110
	Federal Farm Credit Bank	—	”	1,000	US$	999	N/A	US$	999
	Federal Farm Credit Bank	—	”	4,000	US$	3,993	N/A	US$	3,993
	Federal Farm Credit Bank	—	”	4,020	US$	4,007	N/A	US$	4,007
	Federal Farm Credit Bank	—	”	5,000	US$	4,998	N/A	US$	4,998
	Federal Farm Credit Bank	—	”	3,100	US$	3,101	N/A	US$	3,101
	Federal Farm Credit Bank	—	”	2,200	US$	2,249	N/A	US$	2,249
	Federal Home Ln Mtg Corp.	—	”	4,717	US$	4,671	N/A	US$	4,671
	Federal Home Ln Mtg Corp.	—	”	2,004	US$	2,093	N/A	US$	2,093
	Federal Home Ln Mtg Corp.	—	”	3,630	US$	3,796	N/A	US$	3,796
	Federal Home Ln Mtg Corp.	—	”	3,002	US$	3,101	N/A	US$	3,101
	Federal Home Ln Mtg Corp.	—	”	2,414	US$	2,515	N/A	US$	2,515
	Federal Home Ln Mtg Corp.	—	”	1,945	US$	1,979	N/A	US$	1,979
	Federal Home Ln Mtg Corp.	—	”	1,837	US$	1,870	N/A	US$	1,870
	Federal Home Ln Mtg Corp.	—	”	2,072	US$	2,157	N/A	US$	2,157
	Federal Home Ln Mtg Corp.	—	”	3,681	US$	3,916	N/A	US$	3,916
	Federal Home Ln Mtg Corp.	—	”	2,300	US$	2,302	N/A	US$	2,302
	Federal Home Ln Mtg Corp. Multi	—	”	4,197	US$	4,251	N/A	US$	4,251
	Federal Home Loan Bank	—	”	5,000	US$	5,005	N/A	US$	5,005
	Federal Home Loan Bank	—	”	4,700	US$	4,715	N/A	US$	4,715
	Federal Home Loan Bank	—	”	5,000	US$	4,993	N/A	US$	4,993
	Federal Home Loan Bank	—	”	8,000	US$	7,991	N/A	US$	7,991
	Federal Home Loan Bank	—	”	12,700	US$	12,694	N/A	US$	12,694
	Federal Home Loan Bank	—	”	3,310	US$	3,312	N/A	US$	3,312
	Federal Home Loan Bank	—	”	4,000	US$	4,009	N/A	US$	4,009
	Federal Home Loan Bank	—	”	3,000	US$	3,009	N/A	US$	3,009
	Federal Home Loan Bank	—	”	3,000	US$	3,000	N/A	US$	3,000
	Federal Home Loan Mtg Corp.	—	”	3,684	US$	3,660	N/A	US$	3,660
	Federal Home Loan Mtg Corp.	—	”	1,091	US$	1,105	N/A	US$	1,105
	Federal Home Loan Mtg Corp.	—	”	1,745	US$	1,781	N/A	US$	1,781

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Federal National Mort Assoc	—	”	1,713	US$	1,753	N/A	US$	1,753
	Federal National Mort Assoc	—	”	1,192	US$	1,206	N/A	US$	1,206
	Federal Natl Mtg Assn Gtd	—	”	3,151	US$	3,261	N/A	US$	3,261
	Federal Natl Mtg Assn Gtd Remi	—	”	2,714	US$	2,838	N/A	US$	2,838

(Continued)

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC Global	Federal Natl Mtg Assn Gtd Remi	—	Available-for-sale financial assets	2,235	US$	2,281	N/A	US$	2,281
	Federal Natl Mtg Assn Mtn	—	”	2,377	US$	2,475	N/A	US$	2,475
	Federal Natl Mtg Assn Remic	—	”	2,377	US$	2,439	N/A	US$	2,439
	Federal Natl Mtge Assn	—	”	1,905	US$	1,998	N/A	US$	1,998
	Fhr 3087 Jb	—	”	2,242	US$	2,342	N/A	US$	2,342
	Fnma Pool 745688	—	”	1,957	US$	1,993	N/A	US$	1,993
	Fnma Pool 790772	—	”	1,393	US$	1,445	N/A	US$	1,445
	Fnma Pool 819649	—	”	2,177	US$	2,200	N/A	US$	2,200
	Fnma Pool 829989	—	”	1,990	US$	2,063	N/A	US$	2,063
	Fnma Pool 846233	—	”	2,102	US$	2,149	N/A	US$	2,149
	Fnma Pool 870884	—	”	2,223	US$	2,325	N/A	US$	2,325
	Fnma Pool 879908	—	”	1,844	US$	1,917	N/A	US$	1,917
	Fnr 2005 47 HA	—	”	2,461	US$	2,570	N/A	US$	2,570
	Fnr 2006 60 CO	—	”	2,537	US$	2,605	N/A	US$	2,605
	Fnr 2009 70 NT	—	”	2,391	US$	2,479	N/A	US$	2,479
	Freddie Mac	—	”	1,750	US$	1,752	N/A	US$	1,752
	Freddie Mac	—	”	10,420	US$	10,400	N/A	US$	10,400
	Freddie Mac	—	”	8,000	US$	7,997	N/A	US$	7,997
	Freddie Mac	—	”	4,500	US$	4,493	N/A	US$	4,493
	Freddie Mac	—	”	7,000	US$	6,991	N/A	US$	6,991
	Freddie Mac	—	”	4,500	US$	4,496	N/A	US$	4,496
	Freddie Mac	—	”	1,425	US$	1,424	N/A	US$	1,424
	Gnma II Pool 082431	—	”	1,988	US$	2,024	N/A	US$	2,024
	Gnr 2008 9 SA	—	”	2,872	US$	2,865	N/A	US$	2,865
	Gnr 2009 45 AB	—	”	6,796	US$	7,073	N/A	US$	7,073

	Government bond
	United States Treas Nts	—	Available-for-sale financial assets	4,800	US$	4,819	N/A	US$	4,819
	US Treasury N/B	—	”	43,900	US$	43,809	N/A	US$	43,809
	US Treasury N/B	—	”	47,000	US$	47,094	N/A	US$	47,094
	US Treasury N/B	—	”	16,800	US$	16,887	N/A	US$	16,887
	US Treasury N/B	—	”	2,170	US$	2,173	N/A	US$	2,173
	US Treasury Sec	—	”	8,000	US$	8,031	N/A	US$	8,031
	Wi Treasury Sec	—	”	4,400	US$	4,386	N/A	US$	4,386
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,078

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	2,729	US$	2,729	N/A	US$	2,729

	Corporate issued note
	Barclays U.S. Fdg LLC	—	Available-for-sale financial assets	2,600	US$	2,594	N/A	US$	2,594

(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)
						Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
				Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

TSMC	Stock
	Motech	Investments accounted for using equity method	—	Investee accounted for using equity method	—		$—	75,316		$6,228,661	—		$—		$—		$—	75,316		$6,210,916

TSMC Global	Corporate bond
	American Honda Fin Corp. Mtn	Available-for-sale financial assets	—	—	—		—	4,000	US$	3,985	—		—		—		—	4,000	US$	3,974
	Anz National Intl Ltd.	”	—	—	—		—	3,500	US$	3,515	—		—		—		—	3,500	US$	3,507
	AT+T Wireless	”	—	—	—		—	3,500	US$	3,979	—		—		—		—	3,500	US$	3,950
	Bank of America	”	—	—	—		—	2,900	US$	3,121	—		—		—		—	2,900	US$	3,121
	Bank of America Corp. Fdic Gtd	”	—	—	—		—	3,400	US$	3,548	—		—		—		—	3,400	US$	3,533
	Bank of Nova Scotia	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	4,998
	Bank of Scotland Plc	”	—	—	—		—	4,000	US$	3,984	—		—		—		—	4,000	US$	3,991
	Barclays Bank Plc	”	—	—	—		—	12,000	US$	12,035	—		—		—		—	12,000	US$	11,995
	Bbva US Senior SA Uniper	”	—	—	—		—	4,745	US$	4,744	—		—		—		—	4,745	US$	4,743
	Berkshire Hathaway Inc. Del	”	—	—	—		—	3,500	US$	3,500	—		—		—		—	3,500	US$	3,513
	Boeing Cap Corp.	”	—	—	—		—	2,925	US$	3,235	—		—		—		—	2,925	US$	3,219
	Citibank NA	”	—	—	—		—	4,020	US$	4,021	—		—		—		—	4,020	US$	4,017
	Citibank NA	”	—	—	5,000	US$	4,996	—		—	5,000	US$	5,023	US$	4,995	US$	28	—		—
	Citigroup Funding Inc.	”	—	—	—		—	6,000	US$	6,040	—		—		—		—	6,000	US$	6,043
	Countrywide Finl Corp.	”	—	—	—		—	4,000	US$	4,291	—		—		—		—	4,000	US$	4,252
	Dexia Credit Local	”	—	—	—		—	6,000	US$	6,000	—		—		—		—	6,000	US$	5,998
	Dexia Credit Local SA NY	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,004
	Georgia Pwr Co.	”	—	—	—		—	6,000	US$	6,000	—		—		—		—	6,000	US$	6,012
	Household Fin Corp.	”	—	—	—		—	4,330	US$	4,781	—		—		—		—	4,330	US$	4,742
	HSBC Fin Corp.	”	—	—	—		—	2,900	US$	3,142	—		—		—		—	2,900	US$	3,119
	IBM Corp.	”	—	—	1,800	US$	1,796	4,300	US$	4,302	—		—		—		—	6,100	US$	6,102
	Intl Bk Recon + Develop	”	—	—	—		—	5,000	US$	5,014	—		—		—		—	5,000	US$	5,013
	John Deer Capital Corp. Fdic GT	”	—	—	—		—	3,500	US$	3,634	—		—		—		—	3,500	US$	3,621
	JP Morgan Chase + Co.	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,025
	Landwirtsch Rentenbank	”	—	—	—		—	3,800	US$	3,800	3,800	US$	3,801	US$	3,800	US$	1	—		—
	Lloyds Tsb Bank Plc Ser 144A	”	—	—	—		—	4,850	US$	4,895	—		—		—		—	4,850	US$	4,877
	Merck + Co. Inc.	”	—	—	—		—	4,000	US$	4,066	—		—		—		—	4,000	US$	4,038
	Merrill Lynch + Co. Inc.	”	—	—	—		—	4,691	US$	4,603	—		—		—		—	4,691	US$	4,602
	Morgan Stanley Dean Witter	”	—	—	—		—	8,000	US$	8,796	—		—		—		—	8,000	US$	8,680
	Pepsico Inc.	”	—	—	—		—	3,000	US$	3,000	—		—		—		—	3,000	US$	3,001

					Beginning Balance			Acquisition			Disposal (Note 2)
						Amount		Shares/Units	Amount			Amount	Carrying Value	Gain (Loss) or	Ending Balance (Note 3)
				Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in	(US$ in	Disposal (US$	Shares/Units	Amount (US$
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)	Thousands)	in Thousands)	(In Thousands)	in Thousands)
	Royal Bk of Scotland Plc	”	—	—	—		—	4,000	US$	4,015	—	—	—	—	4,000	US$	4,004
	State Str Corp.	”	—	—	1,940	US$	1,920	5,080	US$	5,065	—	—	—	—	7,020	US$	7,005
	State Street Corp.	”	—	—	—		—	5,500	US$	5,585	—	—	—	—	5,500	US$	5,561
	Suncorp Metway Ltd.	”	—	—	5,000	US$	5,170	3,800	US$	3,933	—	—	—	—	8,800	US$	9,070
	Westpac Banking Corp.	”	—	—	—		—	4,000	US$	4,044	—	—	—	—	4,000	US$	4,008
	Commonwealth Bank of Australia	Held-to-maturity financial assets	—	—	—		—	25,000	US$	25,000	—	—	—	—	25,000	US$	25,000
	Commonwealth Bank of Australia	”	—	—	—		—	25,000	US$	25,000	—	—	—	—	25,000	US$	25,000

(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
						Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
				Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
TSMC Global	Agency bond
	Fannie Mae	Available-for-sale financial assets	—	—	—	US$	—	8,000	US$	7,995	—	US$	—	US$	—	US$	—	8,000	US$	7,995
	Fannie Mae	”	—	—	—		—	3,770	US$	3,770	—		—		—		—	3,770	US$	3,761
	Fannie Mae	”	—	—	—		—	4,000	US$	4,014	—		—		—		—	4,000	US$	4,006
	Fannie Mae	”	—	—	—		—	4,000	US$	4,011	—		—		—		—	4,000	US$	3,993
	Federal Farm Credit Bank	”	—	—	—		—	4,000	US$	3,995	—		—		—		—	4,000	US$	3,993
	Federal Farm Credit Bank	”	—	—	—		—	4,020	US$	4,017	—		—		—		—	4,020	US$	4,007
	Federal Farm Credit Bank	”	—	—	—		—	5,000	US$	4,997	—		—		—		—	5,000	US$	4,998
	Federal Farm Credit Bank	”	—	—	—		—	3,100	US$	3,100	—		—		—		—	3,100	US$	3,101
	Fed Home Ln Bank	”	—	—	11,000	US$	11,028	—		—	11,000	US$	11,049	US$	11,038	US$	11	—		—
	Fed Home Ln Mtg Corp.	”	—	—	—		—	4,289	US$	4,282	4,289	US$	4,292	US$	4,282	US$	10	—		—
	Fed Home Ln Mtg Corp.	”	—	—	—		—	4,717	US$	4,719	—		—		—		—	4,717	US$	4,671
	Fed Home Ln Mtg Corp.	”	—	—	—		—	3,840	US$	4,027	—		—		—		—	3,630	US$	3,796
	Fed Home Ln Mtg Corp.	”	—	—	—		—	3,720	US$	3,953	—		—		—		—	3,681	US$	3,916
	Fed Home Ln Mtg Corp. Multi	”	—	—	—		—	4,197	US$	4,261	—		—		—		—	4,197	US$	4,251
	Federal Home Loan Bank	”	—	—	10,000	US$	9,987	—		—	10,000	US$	10,007	US$	9,996	US$	11	—		—
	Federal Home Loan Bank	”	—	—	8,000	US$	7,992	—		—	8,000	US$	8,009	US$	8,002	US$	7	—		—
	Federal Home Loan Bank	”	—	—	—		—	5,000	US$	5,009	—		—		—		—	5,000	US$	5,005
	Federal Home Loan Bank	”	—	—	10,000	US$	10,012	—		—	10,000	US$	10,047	US$	10,035	US$	12	—		—
	Federal Home Loan Bank	”	—	—	—		—	5,000	US$	4,996	—		—		—		—	5,000	US$	4,993
	Federal Home Loan Bank	”	—	—	—		—	8,000	US$	7,996	—		—		—		—	8,000	US$	7,991
	Federal Home Loan Bank	”	—	—	—		—	4,000	US$	4,012	—		—		—		—	4,000	US$	4,009
	Federal Home Loan Mtg Corp.	”	—	—	—		—	3,684	US$	3,682	—		—		—		—	3,684	US$	3,660
	Federal Natl Mtg Assn	”	—	—	4,000	US$	4,228	—		—	4,000	US$	4,205	US$	4,261	US$	(56)	—		—
	Federal Natl Mtg Assn Gtd	”	—	—	—		—	3,343	US$	3,466	—		—		—		—	3,151	US$	3,261
	Freddie Mac	”	—	—	—		—	10,420	US$	10,412	—		—		—		—	10,420	US$	10,400
	Freddie Mac	”	—	—	—		—	8,000	US$	8,002	—		—		—		—	8,000	US$	7,997
	Freddie Mac	”	—	—	—		—	7,000	US$	6,994	—		—		—		—	7,000	US$	6,991
	Freddie Mac	”	—	—	—		—	4,500	US$	4,507	—		—		—		—	4,500	US$	4,496
	Gnr 2009 45 AB	”	—	—	—		—	7,004	US$	7,305	—		—		—		—	6,796	US$	7,073

	Government bond
	United States Treas Nts	Available-for-sale financial assets	—	—	—		—	24,000	US$	24,116	24,000	US$	24,105	US$	24,116	US$	(11)	—		—
	United States Treas Nts	”	—	—	—		—	45,070	US$	45,309	40,270	US$	40,440	US$	40,484	US$	(44)	4,800	US$	4,819
	US Treasury N/B	”	—	—	—		—	43,900	US$	43,832	—		—		—		—	43,900	US$	43,809
	US Treasury N/B	”	—	—	21,400	US$	21,394	—		—	21,400	US$	21,487	US$	21,416	US$	71	—		—
	US Treasury N/B	”	—	—	—		—	53,000	US$	53,069	6,000	US$	6,018	US$	6,008	US$	10	47,000	US$	47,094
	US Treasury N/B	”	—	—	—		—	16,800	US$	16,889	—		—		—		—	16,800	US$	16,887
	US Treasury Nts	”	—	—	37,700	US$	39,012	—		—	37,700		38,784		39,346	US$	(562)	—		—
	US Treasury Sec	”	—	—	—		—	8,000	US$	8,040	—		—		—		—	8,000	US$	8,031
	US Treasury Sec	”	—	—	—		—	4,400	US$	4,380	—		—		—		—	4,400	US$	4,386

					Beginning Balance			Acquisition			Disposal (Note 2)
						Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or	Ending Balance (Note 3)
				Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$	Shares/Units	Amount (US$
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)	(In Thousands)	in Thousands)
	Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	8,858	US$	8,858	204,079	US$	204,079	210,208	US$	210,208	US$	210,208	—	2,729	US$	2,729
	Corporate issued note
	Barclays U.S. Fdg LLC	Available-for-sale financial assets	—	—	4,500	US$	4,489	—		—	1,900	US$	1,895	US$	1,895	—	2,600	US$	2,594

Note 1: The shares/units and amount of marketable securities acquired do not include stock dividends from investees.
Note 2: The data for marketable securities disposed exclude bonds maturities.
Note 3: The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investment using equity method.
(Concludued)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	January 28, 2010 to February 24, 2010	$201,231	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 28, 2010 to March 28, 2010	126,825	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 19, 2010	426,000	By the construction progress	Da Cin Constructure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
							Abnormal Transaction		Receivable
Company			Transaction Details				Unit Price	Payment Terms	Ending	% to
Name	Related Party	Nature of Relationships	Purchases/ Sales	Amount	% to Total	Payment Terms	(Note)	(Note)	Balance	Total	Note

TSMC	TSMC North America	Subsidiary	Sales	$48,676,679	53	Net 30 days after invoice date	—	—	$22,055,122	49
	GUC	Investee with a controlling financial interest	Sales	320,263	—	Net 30 days after monthly closing	—	—	205,381	—
	WaferTech	Indirect subsidiary	Purchases	1,636,493	17	Net 30 days after monthly closing	—	—	(647,205)	6
	TSMC China	Subsidiary	Purchases	1,577,962	16	Net 30 days after monthly closing	—	—	(762,578)	7
	SSMC	Investee accounted for using equity method	Purchases	1,041,954	10	Net 30 days after monthly closing	—	—	(408,809)	3
	VIS	Investee accounted for using equity method	Purchases	960,978	10	Net 30 days after monthly closing	—	—	(695,640)	6

GUC	TSMC North America	Same parent company	Purchases	181,144	20	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(107,527)	14

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	725,568	75	Net 30 days after monthly closing	—	—	368,052	70

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Investees
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
MARCH 31, 2010
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
Company				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts

TSMC	TSMC North America	Subsidiary	$22,063,932	41	$6,442,143	—	$8,998,856	$—
	GUC	Investee with a controlling financial interest	205,381	77	322	—	91,107	—
	TSMC China	Subsidiary	123,354	(Note 2)	—	—	—	—
	VIS	Investee accounted for using equity method	113,100	(Note 2)	19,545	—	—	—
Xintec	OmniVision	Parent company of director (represented for Xintec)	368,052	48	40	—	136,161	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Investees
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
MARCH 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount				Balance as of March 31, 2010				Net Income		Earnings
				March 31,		December 31,				Carrying		(Losses) of the		(Losses)
				2010		2009				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (In	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$45,245,474		$119,194	$119,194	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry.		31,456,130		31,456,130	988,268	100		32,637,828		299,571	299,571	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	37		9,359,350		220,278	(18,084)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		6,308,810		615,379	189,456	Investee accounted for using equity method
	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		6,228,661		—	75,316	20		6,210,916		301,572	(16,686)	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		2,787,558		(146,829)	(151,898)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,726,868		21,174	21,174	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	93,081	41		1,532,384		156,535	57,856	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,772,789		1,703,163	—	98		1,351,399		(19,888)	(19,490)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,166,470		1,093,943	—	98		1,140,879		34,402	33,714	Subsidiary (Note 3)
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,039,348		113,610	40,139	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		965,414		959,044	—	99		303,768		(6,475)	(6,442)	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		158,190		11,014	11,014	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		133,420		(145)	(145)	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		19,460		535	535	Subsidiary (Note 3)
TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	350,118	US$	9,731	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	72,445	US$	2,246	Note 2	Investee accounted for using equity method
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	21,415	US$	21,415	21,415	97	US$	13,670	US$	30	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	9,431	US$	360	Note 2	Subsidiary (Note 3)
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	7,680	7,680	97	US$	7,188	US$	(30)	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	3,555	US$	256	Note 2	Subsidiary (Note 3)
	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	800	US$	800	5,333	70	US$	529	US$	(1,493)	Note 2	Investee accounted for using equity method (Note 3)
	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,000	US$	1,000	1,000	10	US$	949	US$	(1,493)	Note 2	Investee accounted for using equity method (Note 3)

(Continued)

														Equity in the
				Original Investment Amount				Balance as of March 31, 2010				Net Income		Earnings
				March 31,		December 31,				Carrying		(Losses) of the		(Losses)
				2010		2009				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (In	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	330,000	US$	330,000	293,637	100	US$	164,246	US$	9,814	Note 2	Subsidiary
VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	3,088	US$	3,088	9,180	59	US$	1,962	US$	(272)	Note 2	Subsidiary (Note 3)
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments	US$	1,777	US$	1,777	4,500	42	US$	487	US$	(194)	Note 2	Investee accounted for using equity method (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,650	US$	1,550	—	100	US$	892	US$	(31)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary (Note 3)
VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary (Note 3)
GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	800	US$	800	800	100		$39,313		$929	Note 2	Subsidiary
	GUC-BVI	British Virgin Islands	Investment activities	US$	550	US$	550	550	100		17,351		(13)	Note 2	Subsidiary (Note 3)
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		13,160		508	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	100	—	100		4,860		30	Note 2	Subsidiary (Note 3)
GUC-BVI	GUC-Shanghai	Shanghai, China	Consulting services in main products	US$	500		—	—	100		15,902		—	Note 2	Subsidiary (Note 3)
Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary (Note 3)

Note 1: Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.
Note 2: The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/ losses of the investor company.
Note 3: Equity in earnings/losses was determined based on the unreviewed financial statements.
(Concluded)

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Investees
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Accumulated			Accumulated
					Outflow of			Outflow of
					Investment from			Investment from				Accumulated
					Taiwan as of			Taiwan				Inward
			Total Amount of		January 1, 2010			as of		Equity in the	Carrying Value	Remittance of
Investor	Investee	Main Businesses and	Paid-in Capital	Method of	(US$ in	Investment Flows		March 31, 2010	Percentage of	Earnings	as of	Earnings as of
Company	Company	Products	(Thousand)	Investment	Thousand)	Outflow	Inflow	(US$ in Thousand)	Ownership	(Losses)	March 31, 2010	March 31, 2010

TSMC	TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB 3,070,623)	(Note 1)	$12,180,367 (US$ 371,000)	$—	$—	$12,180,367 (US$ 371,000)	100%	$(151,898) (Note 3)	$2,787,558	$—

GUC	GUC-Shanghai	Consulting services in main products	16,160 (US$ 500)	(Note 2)	—	16,160 (US$ 500)	—	16,160 (US$ 500)	100%	— (Note 4)	15,902	—

	Accumulated Investment in Mainland China as	Investment Amounts Authorized by
	of March 31, 2010	Investment Commission, MOEA	Upper Limit on Investment
Investor Company	(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)

TSMC	$12,180,367 (US$ 371,000)	$12,180,367 (US$ 371,000)	$12,180,367 (US$ 371,000)
GUC	16,160 (US$ 500)	16,160 (US$ 500)	1,765,057 (Note 5)

Note 1: TSMC directly invested US$ 371,000 thousand in TSMC China.

Note 2: GUC, TSMC’s investee with a controlling financial interest, indirectly invested in GUC-Shanghai through GUC-BVI.

Note 3: Amount was recognized based on the reviewed financial statements.

Note 4: Equity in earnings/losses was determined based on the unreviewed financial statements.

Note 5: Subject to 60% of net asset value of GUC according to the revised “Guidelines Governing the Approval of Investment or Technical Cooperation in Mainland China” issued by the Investment Commission.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Three Months Ended March 31, 2010 and 2009 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of income and cash flows for the three months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2009, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted the newly revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories.”
April 20, 2010
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$159,799,703	25	$223,262,081	40
Financial assets at fair value through profit or loss (Notes 2, 5 and 25)	83,280	—	243,109	—
Available-for-sale financial assets (Notes 2, 6 and 25)	24,182,017	4	1,544,968	—
Held-to-maturity financial assets (Notes 2, 7 and 25)	7,944,656	1	4,739,315	1
Receivables from related parties	24,673	—	274	—
Notes and accounts receivable	47,459,954	8	20,607,929	4
Allowance for doubtful receivables (Notes 2 and 8)	(547,908)		(277,287)	—
Allowance for sales returns and others (Notes 2 and 8)	(7,165,663)	(1)	(6,508,609)	(1)
Other receivables from related parties (Note 26)	158,787	—	52,826	—
Other financial assets (Note 27)	2,597,698	—	2,478,466	1
Inventories (Notes 2, 3 and 9)	22,694,233	4	14,775,167	3
Deferred income tax assets (Notes 2 and 20)	6,305,602	1	6,267,893	1
Prepaid expenses and other current assets	2,079,007	—	1,370,899	—

Total current assets	265,616,039	42	268,557,031	49

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 12 and 25)
Investments accounted for using equity method	24,246,735	4	17,451,182	3
Available-for-sale financial assets	1,267,029	—	1,038,443	—
Held-to-maturity financial assets	11,114,601	2	13,668,922	2
Financial assets carried at cost	3,134,539	1	3,523,341	1

Total long-term investments	39,762,904	7	35,681,888	6

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13 and 27)
Cost
Land and land improvements	928,605	—	981,274	—
Buildings	143,535,804	23	133,649,278	24
Machinery and equipment	818,778,607	131	702,224,877	127
Office equipment	14,243,723	2	12,642,166	2
Leased assets	709,705	—	744,074	—

	978,196,444	156	850,241,669	153
Accumulated depreciation	(713,352,491)	(114)	(640,120,878)	(115)
Advance payments and construction in progress	34,785,266	6	16,957,601	3

Net property, plant and equipment	299,629,219	48	227,078,392	41

INTANGIBLE ASSETS
Goodwill (Note 2)	5,902,572	1	6,188,390	1
Deferred charges, net (Notes 2 and 14)	6,290,817	1	6,646,575	1

Total intangible assets	12,193,389	2	12,834,965	2

OTHER ASSETS
Deferred income tax assets (Notes 2 and 20)	6,770,699	1	5,732,151	1
Refundable deposits	2,563,884	—	2,674,090	1
Others (Notes 2 and 27)	293,004	—	216,877	—

Total other assets	9,627,587	1	8,623,118	2

TOTAL	$626,829,138	100	$552,775,394	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 15 and 25)	$318,242	—	$—	—
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 25)	11,810	—	3,211	—
Hedging derivative financial liabilities (Notes 2, 11, 25)	238	—	—	—
Accounts payable	10,511,246	2	5,314,336	1
Payables to related parties (Note 26)	1,114,589	—	509,311	—
Income tax payable (Notes 2 and 20)	11,057,936	2	9,835,673	2
Accrued profit sharing to employees and bonus to directors and supervisors (Notes 2 and 22)	9,128,889	1	15,644,815	3
Payables to contractors and equipment suppliers	28,784,713	4	5,144,858	1
Accrued expenses and other current liabilities (Notes 18, 25 and 29)	16,302,457	3	8,636,194	1
Current portion of long-term bank loans (Notes 17, 25 and 27)	944,736	—	286,582	—

Total current liabilities	78,174,856	12	45,374,980	8

LONG-TERM LIABILITIES
Bonds payable (Notes 16 and 25)	4,500,000	1	4,500,000	1
Long-term bank loans (Notes 17, 25 and 27)	517,781	—	1,633,066	—
Other long-term payables (Notes 18, 25 and 29)	5,565,465	1	9,750,821	2
Obligations under capital leases (Notes 2, 13, and 25)	702,826	—	744,074	—

Total long-term liabilities	11,286,072	2	16,627,961	3

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 19)	3,797,319	1	3,717,959	1
Guarantee deposits (Note 29)	932,370	—	1,319,777	—
Deferred credits	157,610	—	390,179	—
Others	176,209	—	30,779	—

Total other liabilities	5,063,508	1	5,458,694	1

Total liabilities	94,524,436	15	67,461,635	12

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — NT$10 par value (Note 22)
Authorized: 28,050,000 thousand shares
Issued: 25,903,769 thousand shares in 2010
25,626,012 thousand shares in 2009	259,037,692	41	256,260,122	46

Capital surplus (Notes 2 and 22)	55,530,845	9	49,965,450	9

Retained earnings (Note 22)
Appropriated as legal capital reserve	77,317,710	12	67,324,393	12
Appropriated as special capital reserve	—	—	391,857	—
Unappropriated earnings	138,228,089	22	103,896,290	19

	215,545,799	34	171,612,540	31

Others (Notes 2, 11 and 25)
Cumulative translation adjustments	(2,378,010)	—	3,531,944	1
Unrealized gain on financial instruments	401,390	—	177,228	—

	(1,976,620)	—	3,709,172	1

Equity attributable to shareholders of the parent	528,137,716	84	481,547,284	87

MINORITY INTERESTS (Note 2)	4,166,986	1	3,766,475	1

Total shareholders’ equity	532,304,702	85	485,313,759	88

TOTAL	$626,829,138	100	$552,775,394	100

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche review report dated April 20, 2010)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 26)	$95,020,306		$41,171,249

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	2,833,620		1,671,123

NET SALES	92,186,686	100	39,500,126	100

COST OF SALES (Notes 3, 9, 21 and 26)	48,001,195	52	32,019,884	81

GROSS PROFIT	44,185,491	48	7,480,242	19

OPERATING EXPENSES (Notes 21 and 26)
Research and development	6,409,840	7	3,728,933	10
General and administrative	2,471,979	3	1,594,563	4
Marketing	1,176,010	1	947,405	2

Total operating expenses	10,057,829	11	6,270,901	16

INCOME FROM OPERATIONS	34,127,662	37	1,209,341	3

NON-OPERATING INCOME AND GAINS
Settlement income (Note 29)	637,580	1	—	—
Interest income (Note 2)	403,215	1	983,772	3
Valuation gain on financial instruments, net (Notes 2, 5 and 25)	304,829	—	—	—
Equity in earnings of equity method investees, net (Notes 2 and 10)	177,080	—	—	—
Technical service income (Notes 26 and 29)	116,834	—	40,271	—
Gain on disposal of property, plant and equipment (Notes 2 and 26)	56,344	—	296	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 25)	22,016	—	—	—
Foreign exchange gain, net (Note 2)	—	—	464,687	1
Others (Note 2)	113,696	—	86,415	—

Total non-operating income and gains	1,831,594	2	1,575,441	4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2010		2009
	Amount	%	Amount	%
NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net (Note 2)	$286,919	1	$—	—
Casualty loss (Note 9)	194,137	—	—	—
Interest expense	87,446	—	107,625	—
Impairment of financial assets (Notes 2, 6, 12 and 25)	8,709	—	331,284	1
Loss on disposal of property, plant and equipment (Notes 2 and 26)	196	—	1,623	—
Equity in losses of equity method investees, net (Notes 2 and 10)	—	—	812,511	2
Valuation loss on financial instruments, net (Notes 2, 5 and 25)	—	—	444,663	1
Loss on settlement and disposal of financial assets, net (Notes 2 and 25)	—	—	305,711	1
Others (Note 2)	79,073	—	32,866	—

Total non-operating expenses and losses	656,480	1	2,036,283	5

INCOME BEFORE INCOME TAX	35,302,776	38	748,499	2

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 20)	(1,477,461)	(1)	739,228	2

NET INCOME	$33,825,315	37	$1,487,727	4

ATTRIBUTABLE TO:
Shareholders of the parent	$33,663,117	37	$1,558,873	4
Minority interests	162,198	—	(71,146)	—

	$33,825,315	37	$1,487,727	4

	2010		2009
	Income Attributable to		Income Attributable to
	Shareholders of the Parent		Shareholders of the Parent
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
EARNINGS PER SHARE (NT$, Note 24)
Basic earnings per share	$1.36	$1.30	$0.03	$0.06

Diluted earnings per share	$1.36	$1.30	$0.03	$0.06

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche review report dated April 20, 2010)
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$33,663,117	$1,558,873
Net income (loss) attributable to minority interests	162,198	(71,146)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,002,670	20,483,463
Amortization of premium/discount of financial assets	7,828	(6,866)
Impairment of financial assets	8,709	331,284
Loss (gain) on disposal of available-for-sale financial assets, net	(10,114)	321,802
Gain on held-to-maturity financial assets redeemed by the issuer	—	(16,091)
Gain on disposal of financial assets carried at cost, net	(11,902)	—
Equity in losses (earnings) of equity method investees, net	(177,080)	812,511
Dividends received from equity method investees	—	988,201
Loss (gain) on disposal of property, plant and equipment, net	(56,148)	1,327
Deferred income tax	(717,689)	(1,393,841)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	114,586	(269,355)
Receivables from related parties	(12,149)	133
Notes and accounts receivable	(2,822,312)	4,415,392
Allowance for doubtful receivables	4,583	(178,464)
Allowance for sales returns and others	(1,558,818)	437,583
Other receivables from related parties	(37,495)	47,092
Other financial assets	(61,077)	(566,767)
Inventories	(1,780,482)	101,478
Prepaid expenses and other current assets	(796,236)	442,793
Increase (decrease) in:
Accounts payable	(700,830)	(238,815)
Payables to related parties	331,582	19,454
Income tax payable	2,257,687	503,848
Accrued profit sharing to employees and bonus to directors and supervisors	2,310,546	275,085
Accrued expenses and other current liabilities	(5,059,113)	(1,188,132)
Accrued pension cost	287	16,375
Deferred credits	(28,079)	(38,884)

Net cash provided by operating activities	46,034,269	26,788,333

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(46,135,779)	(5,616,980)
Available-for-sale financial assets	(24,259,847)	(9,045,555)
Held-to-maturity financial assets	(1,597,750)	(204,990)
Investments accounted for using equity method	(6,228,661)	—
Financial assets carried at cost	(111,409)	(83,155)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2010	2009
Proceeds from disposal or redemption of:
Available-for-sale financial assets	$14,219,695	$19,807,173
Held-to-maturity financial assets	8,000,000	3,246,100
Financial assets carried at cost	25,800	—
Property, plant and equipment	35,632	1,699
Increase in deferred charges	(383,034)	(52,343)
Decrease in refundable deposits	169,259	93,109
Increase in other assets	(23,080)	(8,784)

Net cash provided by (used in) investing activities	(56,289,174)	8,136,274

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from short-term loans	318,242	—
Proceed from long-term bank loans	—	293,351
Repayment of:
Long-term bank loans	(60,932)	(36,526)
Bonds payable	—	(8,000,000)
Decrease in other long-term payables	(1,112,323)	—
Decrease in guarantee deposits	(89,653)	(164,718)
Proceed from donation	49,021	—
Proceeds from exercise of employee stock options	36,791	15,418
Increase in minority interests	15,187	17,472

Net cash used in financing activities	(843,667)	(7,875,003)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,098,572)	27,049,604

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(378,066)	1,598,725

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	171,276,341	194,613,752

CASH AND CASH EQUIVALENTS, END OF PERIOD	$159,799,703	$223,262,081

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$184,499	$412,460

Income tax paid	$17,732	$83,616

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$46,425,220	$2,763,065
Decrease (increase) in payables to contractors and equipment suppliers	(166,640)	2,853,915
Nonmonetary exchange trade-out price	(122,801)	—

Cash paid	$46,135,779	$5,616,980

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2010	2009
Disposal of property, plant and equipment	$158,433	$1,699
Nonmonetary exchange trade-out price	(122,801)	—

Cash received	$35,632	$1,699

Acquisition of available-for-sale financial assets	$24,799,258	$9,045,555
Increase in accrued expenses and other current liabilities	(539,411)	—

Cash paid	$24,259,847	$9,045,555

Disposal of available-for-sale financial assets	$14,906,329	$19,807,173
Increase in other financial assets	(686,634)	—

Cash received	$14,219,695	$19,807,173

NON-CASH FINANCING ACTIVITIES
Current portion of long-term bank loans	$944,736	$286,582

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$2,837,536	$1,184,679

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche review report dated April 20, 2010)
(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company, Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

As of March 31, 2010 and 2009, TSMC and its subsidiaries had 28,303 and 23,557 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership
		March 31
Name of Investor	Name of Investee	2010	2009	Remark
TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	TSMC Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC International Investment Ltd. (TSMC International)	—	100%	In June 2009, TSMC International was merged into TSMC Partners.
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC China Company Limited (TSMC China)	100%	100%	—
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	35%	36%	TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	Xintec Inc. (Xintec)	41%	42%	TSMC obtained three out of five director positions and has a controlling interest in Xintec.

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
	TSMC Technology, Inc. (TSMC Technology)	100%	—	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.
	TSMC Development, Inc. (TSMC Development)	100%	—	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	—	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	—	Its previous shareholder, TSMC International, was merged into TSMC Partners in June 2009.

TSMC Development	WaferTech, LLC (WaferTech)	100%	99.9%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	59%	51%	—
	Growth Fund Limited (Growth Fund)	100%	100%	—

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	100%	100%	—
(Continued)

		Percentage of Ownership
		March 31
Name of Investor	Name of Investee	2010	2009	Remark
GUC	Global Unichip Corporation-NA (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	100%	100%	—
	Global Unichip (BVI) Corp. (GUC-BVI)	100%	100%	—

GUC-BVI	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	100%	—	Newly established in January 2010.
(Concluded)
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of March 31, 2010:
TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service, engineering and technical supporting activities. TSMC Partners is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global and TSMC Development are engaged in investing activities. TSMC China is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA, GUC-Japan, GUC-Europe, and GUC-Shanghai are engaged in providing products consulting in North America, Japan, Europe, and China, respectively. GUC-BVI is engaged in investing activities. Xintec is engaged in the provision of wafer packaging service. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.

TSMC Partners and TSMC International were both 100% owned subsidiaries of TSMC. To simplify the organization structure of investment, TSMC Partners merged TSMC International in June 2009.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company.”

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds, treasury bills, corporate bonds and commercial papers acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Publicly traded stocks — closing prices at the end of the period; derivatives — using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Hedging Derivative Financial Instruments

Hedge derivatives are mainly derivatives instruments that are for cash flow hedge purposes and determined to be an effective hedge. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity. The amount recognized in shareholders’ equity is recognized in profit or loss in the same period or period during which the hedged forecast transaction or an asset or liability arising from the hedged forecast transaction affects profit or loss. However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.

Available-for-sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Open-end mutual funds and money market funds — net asset values at the end of the period; publicly traded stocks — closing prices at the end of the period; and other debt securities — average of bid and asked prices at the end of the period.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectability of receivables. The amount of the allowance for doubtful receivables is determined based on the account aging analysis and current trends in the credit quality of the customers. TSMC’s provision is set at 1% of the amount of outstanding receivables.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectability is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are recorded at standard cost and adjusted to approximate weighted-average cost on the balance sheet date.

Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods.

As stated in Note 3, effective January 1, 2009, inventories are stated at the lower of cost or net realizable value. Inventory write-downs are made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. The cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 5 years; office equipment — 3 to 15 years; and leased assets — 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicate that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment.” The Company did not grant or modify any employee stock options since January 1, 2008.

Profit Sharing to Employees and Bonus to Directors and Supervisors

Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” which requires companies to record profit sharing to employees and bonus to directors and supervisors as an expense rather than as an appropriation of earnings.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Translation of Foreign-currency Financial Statements

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at period-end; shareholders’ equity — historical rates; income and expenses — average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

3.	ACCOUNTING CHANGES

Effective January 1, 2009, the Company adopted the newly revised Statement of Financial Accounting Standard (SFAS) No. 10, “Accounting for Inventories.” The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value on an item-by-item except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the period in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the period. Such changes in accounting principle did not have significant effect on the Company’s consolidated financial statements as of and for the three months ended March 31, 2009.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2010	2009
Cash and deposits in banks	$157,826,361	$212,439,489
Repurchase agreements collateralized by government bonds	1,241,551	10,822,592
Treasury bills	540,900	—
Corporate bonds	159,077	—
Commercial papers	31,814	—

	$159,799,703	$223,262,081

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2010	2009
Trading financial assets

Forward exchange contracts	$3,974	$201,446
Cross currency swap contracts	79,306	28,057
Publicly traded stocks	—	13,606

	$83,280	$243,109

Trading financial liabilities

Forward exchange contracts	$2,040	$455
Cross currency swap contracts	9,770	2,756

	$11,810	$3,211

The Company entered into the above derivative contracts during the three months ended March 31, 2010 and 2009 to manage exposures due to the fluctuations of foreign exchange rates. The above derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for the above derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)
March 31, 2010

Sell EUR/Buy NT$	April 2010	EUR7,500/NT$323,205
Sell EUR/Buy US$	April 2010	EUR4,500/US$5,998
Sell US$/Buy RMB	April 2010	US$1,000/RMB6,827
Sell US$/Buy NT$	April 2010 to May 2010	US$13,750/NT$438,590

March 31, 2009

Sell US$/Buy NT$	April 2009	US$200,300/NT$6,989,885
Sell EUR/Buy US$	April 2009	EUR6,140/US$8,266
Sell RMB/Buy US$	April 2009 to June 2009	RMB54,800/US$8000
Sell US$/Buy JPY	April 2009	US$46/JPY4,500

Outstanding cross currency swap contracts consisted of the following:

		Range of	Range of
	Contract Amount	Interest Rates	Interest Rates
Maturity Date	(In Thousands)	Paid	Received
March 31, 2010
April 2010 to May 2010	US$930,000/NT$29,662,580	0.21%-0.45%	0.00%-0.09%
March 31, 2009
April 2009 to May 2009	US$130,000/NT$4,434,625	0.66%-6.79%	0.00%-0.61%
For the three months ended March 31, 2010 and 2009, changes in fair value related to derivative financial instruments recognized in earnings was a net gain of NT$304,829 thousand and a net loss of NT$444,663 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2010	2009
Corporate bonds	$13,026,082	$1,038,443
Agency bonds	7,557,888	—
Government bonds	4,047,337	358,690
Publicly traded stocks	478,293	346,850
Open-end mutual funds	170,090	560,520
Money market funds	86,827	132,929
Corporate issued notes	82,529	—
Corporate issued asset-backed securities	—	145,979

	25,449,046	2,583,411
Current portion	(24,182,017)	(1,544,968)

	$1,267,029	$1,038,443

For the three months ended March 31, 2009, the Company recognized impairment on available-for-sale financial assets of NT$56,407 thousand.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2010	2009
Corporate bonds	$16,683,171	$17,529,874
Government bonds	1,376,086	878,363
Structured time deposits	1,000,000	—

	19,059,257	18,408,237
Current portion	(7,944,656)	(4,739,315)

	$11,114,601	$13,668,922

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
March 31, 2010
Callable domestic deposits	$1,000,000	$809	0.36%	July 2010

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS

Movements of the allowance for doubtful receivables were as follows:

	Three Months Ended March 31
	2010	2009
Balance, beginning of period	$543,325	$455,751
Provision	4,583	59,306
Write-off	—	(237,770)

Balance, end of period	$547,908	$277,287

Movements of the allowance for sales returns and others were as follows:

	Three Months Ended March 31
	2010	2009
Balance, beginning of period	$8,724,481	$6,071,026
Provision	2,833,620	1,671,123
Write-off	(4,392,438)	(1,233,540)

Balance, end of period	$7,165,663	$6,508,609

9.	INVENTORIES

	March 31
	2010	2009
Finished goods	$2,278,534	$2,548,051
Work in process	17,265,051	10,365,616
Raw materials	1,708,680	679,349
Supplies and spare parts	1,441,968	1,182,151

	$22,694,233	$14,775,167

Write-downs of inventories to net realizable value in the amount of NT$201,653 thousand and NT$249,339 thousand, respectively, were included in the cost of sales for the three months ended March 31, 2010 and 2009. And inventories losses related to earthquake in the amount of NT$194,137 thousand were classified under non-operating expenses and losses for the three months ended March 31, 2010.

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2010		2009
	Carrying	% of	Carrying	% of
	Amount	Ownership	Amount	Ownership
Common stock
Vanguard International Semiconductor Corporation (VIS)	$9,359,350	37	$9,491,037	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,308,810	39	5,720,868	39
Motech Industries Inc. (Motech)	6,210,916	20	—	—
VisEra Holding Company (VisEra Holding)	2,305,135	49	2,207,895	49
Mcube Inc. (Mcube)	16,817	70	—	—
Aiconn Technology Corporation (Aiconn)	15,508	42	31,382	41
Preferred stock
Mcube	30,199	10	—	—

	$24,246,735		$17,451,182

In February 2010, the Company subscribed 75,316 thousand shares in Motech through a private placement for NT$6,228,661 thousand; after the subscription, the Company’s percentage of ownership in Motech was 20%. Transfer of the aforementioned common shares within three years is prohibited according to the related regulations.

In September 2009, the Company acquired common stock and preferred stock of Mcube for NT$57,960 thousand. The Company took both ownership of stock and controlling power into consideration and concluded that the Company did not have controlling interest over Mcube. Accordingly, the Company applied equity method to account for this investment and the related equity in earnings/losses.

For the three months ended March 31, 2010 and 2009, equity in earnings/losses of equity method investees was a net gain of NT$177,080 thousand and a net loss of NT$812,511 thousand, respectively. Related equity in earnings/losses of equity method investees were determined based on the reviewed financial statements, except for Aiconn and Mcube. The Company believes that, had Aiconn and Mcube’s financial statements been reviewed, any adjustments arising would have had no material effect on the Company’s consolidated financial statements.

Fair values of equity-method investments traded over-the-counter which were calculated at their closing prices as of March 31, 2010 and 2009 were as follows:

	March 31
	2010	2009
VIS	$10,240,043	$7,350,215
Motech	10,167,705	—

	$20,407,748	$7,350,215

Movements of the difference between the cost of investment and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Three Months Ended March 31
	2010	2009
Balance, beginning of period	$1,391,500	$1,990,621
Additions	2,055,660	—
Deductions	(212,358)	(149,780)

Balance, end of period	$3,234,802	$1,840,841

Movements of the difference allocated to goodwill were as follows:

	Three Months Ended March 31
	2010	2009
Balance, beginning of period	$1,061,885	$1,061,885
Additions	353,680	—

Balance, end of period	$1,415,565	$1,061,885

11.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	March 31
	2010	2009
Hedging derivative financial liabilities
Interest rate swap contract	$238	$—

The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. As of March 31, 2010, the outstanding interest rate swap contract consisted of the following:

		Range of	Range of
Contract Amount		Interest Rates	Interest Rates
(In Thousands)	Maturity Date	Paid	Received
NT$140,000	August 31, 2012	1.38%	0.55%-0.57%
The Company recognized NT$238 thousand as an adjustment in shareholders equity for the above interest rate swap contract for the three months ended March 31, 2010.

12.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2010	2009
Non-publicly traded stocks	$2,975,288	$3,361,348
Mutual funds	159,251	161,993

	$3,134,539	$3,523,341

In August 2009, the common stock of Leadtrend Technology Corporation (“Leadtrend”) was listed on the Taiwan Stock Exchange. Thus, the Company reclassified its investment in Leadtrend from financial assets carried at cost to available-for-sale financial assets-noncurrent.

For the three months ended March 31, 2010 and 2009, the Company recognized impairment on financial assets carried at cost of NT$8,709 thousand and NT$274,877 thousand, respectively.

13.	PROPERTY, PLANT AND EQUIPMENT

	Three Months Ended March 31, 2010
	Balance,				Effect of
	Beginning of				Exchange Rate	Balance,
	Period	Additions	Disposals	Reclassification	Changes	End of Period
Cost
Land and land improvements	$934,090	$—	$—	$—	$(5,485)	$928,605
Buildings	142,294,558	1,351,012	—	4,422	(114,188)	143,535,804
Machinery and equipment	775,653,489	43,807,043	(352,530)	40,643	(370,038)	818,778,607
Office equipment	13,667,747	560,945	(22,804)	52,685	(14,850)	14,243,723
Leased asset	714,424	—	—	—	(4,719)	709,705

	933,264,308	$45,719,000	$(375,334)	$97,750	$(509,280)	978,196,444

Accumulated depreciation
Land and land improvements	317,580	$7,283	$—	$—	$(2,123)	322,740
Buildings	81,821,718	2,366,466	—	—	(55,562)	84,132,622
Machinery and equipment	600,795,474	17,787,671	(352,334)	443	(394,503)	617,836,751
Office equipment	10,589,349	280,027	(22,782)	(443)	(12,862)	10,833,289
Leased asset	219,765	8,811	—	—	(1,487)	227,089

	693,743,886	$20,450,258	$(375,116)	$—	$(466,537)	713,352,491

Advance payments and construction in progress	34,154,365	$730,760	$—	$(97,750)	$(2,109)	34,785,266

	$273,674,787					$299,629,219

	Three Months Ended March 31, 2009
	Balance,				Effect of
	Beginning of	Additions			Exchange Rate	Balance,
	Period	(Deductions)	Disposals	Reclassification	Changes	End of Period
Cost
Land and land improvements	$953,857	$—	$—	$—	$27,417	$981,274
Buildings	132,249,996	875,051	—	(19,976)	544,207	133,649,278
Machinery and equipment	697,498,743	3,359,954	(439,515)	(57,435)	1,863,130	702,224,877
Office equipment	12,430,800	224,966	(103,488)	33,634	56,254	12,642,166
Leased asset	722,339	—	—	—	21,735	744,074

	843,855,735	$4,459,971	$(543,003)	$(43,777)	$2,512,743	850,241,669

Accumulated depreciation
Land and land improvements	295,898	$7,703	$—	$—	$9,517	$313,118
Buildings	72,681,699	2,348,227	—	(5,846)	227,548	75,251,628
Machinery and equipment	535,962,291	17,275,751	(436,524)	(14,348)	1,621,920	554,409,090
Office equipment	9,693,809	310,301	(103,453)	7,049	42,006	9,949,712
Leased asset	182,570	9,271	—	—	5,489	197,330

	618,816,267	$19,951,253	$(539,977)	$(13,145)	$1,906,480	640,120,878

Advance payments and construction in progress	18,605,882	$(1,696,906)	$—	$34,719	$13,906	16,957,601

	$243,645,350					$227,078,392

The Company entered into agreements to lease buildings that qualify as capital leases. The terms of the leases ranged from December 2003 to December 2013. The future minimum lease payments as of March 31, 2010 were NT$781,893 thousand.

14.	DEFERRED CHARGES, NET

	Three Months Ended March 31, 2010
	Balance,				Effect of
	Beginning of				Exchange Rate	Balance, End
	Period	Additions	Amortization	Reclassification	Changes	of Period
Technology license fee	$3,230,624	$—	$(214,183)	$—	$910	$3,017,351
Software and system design costs	1,834,528	377,852	(240,858)	—	(28)	1,971,494
Patent and others	1,393,402	5,182	(95,936)	—	(676)	1,301,972

	$6,458,554	$383,034	$(550,977)	$—	$206	$6,290,817

	Three Months Ended March 31, 2009
	Balance,				Effect of
	Beginning of				Exchange Rate	Balance, End
	Period	Additions	Amortization	Reclassification	Changes	of Period
Technology license fee	$4,125,212	$726	$(238,875)	$—	$(34)	$3,887,029
Software and system design costs	1,801,831	50,475	(217,431)	(4,424)	391	1,630,842
Patent and others	1,198,785	1,142	(74,470)	—	3,247	1,128,704

	$7,125,828	$52,343	$(530,776)	$(4,424)	$3,604	$6,646,575

15.	SHORT-TERM LOANS

	March 31
	2010	2009
Unsecured loans
Repayable in April 2010, annual interest at 1.07%	$318,242	$—

16.	BONDS PAYABLE

	March 31
	2010	2009
Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2012, 3.00% interest payable annually	$4,500,000	$4,500,000

17.	LONG-TERM BANK LOANS

	March 31
	2010	2009
Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 0.66%-1.11% in 2010 and 0.92%-2.70% in 2009	$727,157	$1,021,751
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 0.83% in 2010 and 0.97% in 2009	636,485	678,668
Repayable from December 2007 in 8 semi-annual installments, annual interest at 1.10% in 2010 and 1.17%-2.42% in 2009	98,875	168,750
Repayable from May 2007 in 16 quarterly installments, fully repaid in June 2009, annual interest at 1.42%-2.20%	—	33,625
Repayable from March 2007 in 12 quarterly installments, fully repaid in June 2009, annual interest at 1.30%-2.53%	—	16,854

	1,462,517	1,919,648
Current portion	(944,736)	(286,582)

	$517,781	$1,633,066

Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC China as well as semi-annual and annual financial statements of Xintec must comply with predetermined financial covenants.

As of March 31, 2010, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount
2010 (2nd to 4th quarter)	$884,298
2011	275,351
2012	242,452
2013	60,416

$1,462,517

18.	OTHER LONG-TERM PAYABLES

	March 31
	2010	2009
Payables for acquisition of property, plant and equipment (Note 29g)	$7,192,395	$8,837,883
Payables for royalties	1,210,606	2,097,617

	8,403,001	10,935,500
Current portion (classified under accrued expenses and other current liabilities)	(2,837,536)	(1,184,679)

	$5,565,465	$9,750,821

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.
As of March 31, 2010, future payments for other long-term payables were as follows:

Year of Payment	Amount
2010 (2nd to 4th quarter)	$2,837,536
2011	3,054,834
2012	2,510,631

$8,403,001

19.	PENSION PLANS
The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, Xintec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Europe and TSMC Canada are required by local regulations to make monthly contributions at certain percentage of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$228,158 thousand and NT$187,975 thousand for the three months ended March 31, 2010 and 2009, respectively.
TSMC, GUC and Xintec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the name of the committees in the Bank of Taiwan. The Company recognized pension costs of NT$59,683 thousand and NT$72,409 thousand for the three months ended March 31, 2010 and 2009, respectively.

Movements in the Funds and accrued pension cost under the defined benefit plans were summarized as follows:

	Three Months Ended March 31
	2010	2009
The Funds
Balance, beginning of period	$2,644,988	$2,434,876
Contributions	69,292	61,413
Interest	41,105	53,066
Payments	—	(19,355)

Balance, end of period	$2,755,385	$2,530,000

Accrued pension cost
Balance, beginning of period	$3,797,032	$3,701,584
Accruals	287	16,375

Balance, end of period	$3,797,319	$3,717,959

20.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Three Months Ended March 31
	2010	2009
Income tax expense based on “income before income tax” at statutory rates	$7,338,355	$105,374
The effect of the following:
Tax-exempt income	(3,999,921)	(595,378)
Temporary and permanent differences	(93,665)	1,351,613
Others	—	88,417
Net operating loss carryforwards used	(81,389)	163,636
Income tax credits used	(1,604,378)	(471,154)

Income tax currently payable	$1,559,002	$642,508

b.	Income tax expense (benefit) consisted of the following:

Income tax currently payable	$1,559,002	$642,508
Income tax adjustments on prior years	647,144	—
Other income tax adjustments	(9,164)	4,980
Net change in deferred income tax assets
Investment tax credits	(1,039,371)	(422,525)
Net operating loss carryforwards	84,051	(228,893)
Temporary differences	(562,476)	109,041
Valuation allowance	798,275	(844,339)

Income tax expense (benefit)	$1,477,461	$(739,228)

c.	Net deferred income tax assets consisted of the following:

	March 31
	2010	2009
Current deferred income tax assets
Investment tax credits	$5,265,061	$5,236,275
Temporary differences
Allowance for sales returns and others	739,785	622,641
Others	446,489	613,422
Valuation allowance	(145,733)	(204,445)

	$6,305,602	$6,267,893

Noncurrent deferred income tax assets
Investment tax credits	$11,263,026	$9,383,864
Net operating loss carryforwards	3,331,918	3,932,945
Temporary differences
Depreciation	2,521,058	1,449,904
Others	530,685	736,048
Valuation allowance	(10,875,988)	(9,770,610)

	$6,770,699	$5,732,151

In May 2009, the amendment of Article 5 of the Income Tax Law of the Republic of China announced that the income tax rate of profit-seeking enterprises would be reduced from 25% to 20%, and would be effective starting in 2010. TSMC and its domestic subsidiaries which are subject to the Income Tax Law of the Republic of China had recalculated their deferred tax assets in accordance with the amended Article and adjusted the resulting difference as an income tax expense in 2009.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan on April 16, 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive is retroactive to January 1, 2010 and effective till December 31, 2019. Thus, TSMC and its domestic subsidiaries which are subject to the tax law of the Republic of China estimated that its income tax credits arising from the SII was NT$507,098 thousand as of March 31, 2010, which will be recognized in the six months ended June 30, 2010.

As of March 31, 2010, the net operating loss carryforwards were generated by WaferTech, TSMC Development and Mutual-Pak and would expire on various dates through 2026.
d.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of March 31, 2010 and 2009 was NT$369,265 thousand and NT$521,634 thousand, respectively.

The estimated and actual creditable ratios for distribution of TSMC’s earnings of 2009 and 2008 were 0.35% and 9.10%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.
e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of March 31, 2010, investment tax credits of TSMC, GUC, Xintec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$110,489	$110,489	2010
		66,368	66,368	2011
		3,464,868	2,986,504	2012
		6,693,346	6,693,346	2013
		153,481	153,481	2014

		$10,488,552	$10,010,188

Statute for Upgrading Industries	Research and development expenditures	$9,352	$1,051	2010
		1,202,750	104,938	2011
		2,968,209	2,968,209	2012
		3,409,744	3,409,744	2013

		$7,590,055	$6,483,942

Statute for Upgrading Industries	Personnel training expenditures	$759	$151	2010
		20,081	788	2011
		32,534	32,534	2012
		484	484	2013

		$53,858	$33,957

g.	The profits generated from the following projects of TSMC, GUC and Xintec are exempt from income tax for a five-year period:

Tax-Exemption Period
Construction of Fab 14 - Module A	2006 to 2010
Construction of Fab 12 - Module B and expansion of Fab 14 - Module A	2007 to 2011
Construction of Fab 14 - Module B and expansion of Fab 12 and others	2008 to 2012
Construction of Fab 14 - Module B and expansion of Fab 12 and others	2010 to 2014 (proposed)
Construction and expansion of 2003 by GUC	2007 to 2011
Construction and expansion of 2005 and 2006 by GUC	To be determined
Construction and expansion of 2003 by Xintec	2007 to 2011
Construction and expansion of 2002, 2003 and 2006 by Xintec	2010 to 2014
h.	The tax authorities have examined income tax returns of TSMC through 2007. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

21.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Three Months Ended March 31, 2010
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$5,731,160	$4,706,686	$10,437,846
Labor and health insurance	199,239	166,519	365,758
Pension	169,499	118,342	287,841
Meal	131,445	56,286	187,731
Welfare	150,950	62,137	213,087
Others	23,797	72,265	96,062

	$6,406,090	$5,182,235	$11,588,325

Depreciation	$19,218,310	$1,225,382	$20,443,692

Amortization	$334,090	$216,887	$550,977

	Three Months Ended March 31, 2009
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$2,604,282	$2,119,946	$4,724,228
Labor and health insurance	195,585	129,338	324,923
Pension	153,618	106,766	260,384
Meal	99,958	39,796	139,754
Welfare	115,174	46,532	161,706
Others	22,075	43,334	65,409

	$3,190,692	$2,485,712	$5,676,404

Depreciation	$18,968,736	$978,451	$19,947,187

Amortization	$316,495	$214,281	$530,776

22.	SHAREHOLDERS’ EQUITY
As of March 31, 2010, 1,097,513 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,487,565 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. Also, the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	March 31
	2010	2009
Additional paid-in capital	$23,483,970	$17,972,138
From merger	22,805,390	22,805,390
From convertible bonds	8,893,190	8,893,190
From long-term investments	348,240	294,677
Donations	55	55

	$55,530,845	$49,965,450

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;
b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;
c.	Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;
d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are subject to shareholders’ approval in the following year.
TSMC accrued profit sharing to employees as a charge to earnings of certain percentage of net income during the period amounted to NT$2,272,790 thousand and NT$236,060 thousand for the three months ended March 31, 2010 and 2009, respectively; bonuses to directors were accrued with an estimate based on historical experience. If the actual amounts subsequently resolved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing is resolved to be distributed to employees in stock, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.
TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of earnings for 2009 and 2008 had been approved in TSMC’s Board of Directors’ meeting held on February 9, 2010 and a shareholders’ meeting held on June 10, 2009, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2009	Year 2008	Year 2009	Year 2008
Legal capital reserve	$8,921,784	$9,993,317
Special capital reserve	1,313,047	(391,857)
Cash dividends to shareholders	77,708,120	76,876,312	$3.00	$3.00
Stock dividends to shareholders	—	512,509	—	0.02

	$87,942,951	$86,990,281

TSMC’s profit sharing to employees and bonus to directors that will be paid in cash in the amounts of NT$6,691,338 thousand and NT$67,692 thousand for the year ended December 31, 2009, respectively, were resolved in the meeting of the Board of Directors held on February 9, 2010. Such amounts were not materially different from the amounts that have been charged against earnings for the year ended December 31, 2009.
The 2009 earnings appropriations related to profit sharing to employees and bonus to directors will be resolved by the shareholders. TSMC’s annual shareholders’ meeting is scheduled for June 15, 2010.
Profit sharing to employees that have been paid in cash and in stock as well as bonus to directors in the amounts of NT$7,494,988 thousand, NT$7,494,988 thousand and NT$158,080 thousand for 2008, respectively, had been approved in the shareholders’ meeting held on June 10, 2009. The profit sharing to employee in stock of 141,870 thousand shares was determined by the closing price of TSMC’s common shares (after considering the effect of dividends) of the day immediately preceding the shareholders’ meeting, which was NT$52.83. The resolved amounts of the profit sharing to employees and bonus to directors were consistent with the resolutions of meeting of the Board of Directors held on February 10, 2009 and same amount had been charged against earnings of 2008.
The shareholders’ meeting held on June 10, 2009 also resolved to distribute stock dividends out of capital surplus, and stock dividends to shareholders as well as profit sharing to employees to be paid in stock in the amount of NT$768,763 thousand, NT$512,509 thousand and NT$7,494,988 thousand, respectively. The aforementioned capital increase had taken effect on July 21, 2009.
The information about the appropriations of bonuses to employees, directors and supervisors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

23.	STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans, consisting of under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.
Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of March 31, 2010.
Information about TSMC’s outstanding stock options for the three months ended March 31, 2010 and 2009 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(In Thousands)	Price (NT$)
Three months ended March 31, 2010

Balance, beginning of period	28,810	$33.5
Options exercised	(1,063)	34.6

Balance, end of period	27,747	33.4

Three months ended March 31, 2009

Balance, beginning of period	36,234	35.3
Options exercised	(575)	26.8
Options canceled	(127)	45.4

Balance, end of period	35,532	35.4

The numbers of outstanding options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.
As of March 31, 2010, information about TSMC’s outstanding options was as follows:

	Options Outstanding
		Weighted-average
		Remaining	Weighted-average
Range of Exercise	Number of Options	Contractual Life	Exercise Price
Price (NT$)	(In Thousands)	(Years)	(NT$)
$22.8-$32.0	20,484	2.93	$29.1
38.0- 50.1	7,263	4.65	45.6

	27,747	3.38	33.4

As of March 31, 2010, all of the above outstanding options were exercisable.

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.
Moreover, the GUC 2007 Plan, GUC 2006 Plan, and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006, and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option Plans are valid for six years. Options of all three Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.
Information about GUC’s outstanding options for the three months ended March 31, 2010 and 2009 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price (NT$)
Three months ended March 31, 2010

Balance, beginning of period	3,810	$83.5
Options exercised	(170)	10.1
Options canceled	(140)	90.7

Balance, end of period	3,500	86.7

Three months ended March 31, 2009

Balance, beginning of period	5,557	66.6
Options exercised	(630)	12.0
Options canceled	(240)	33.3

Balance, end of period	4,687	75.6

The numbers of outstanding options and exercise prices have been adjusted to reflect the appropriation of earnings by GUC in accordance with the plans.
As of March 31, 2010, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of		Remaining	Exercise		Exercise
Exercise	Number of	Contractual	Price	Number of	Price
Price (NT$)	Options	Life (Years)	(NT$)	Options	(NT$)
$8.4	244	0.75	$8.4	244	$8.4
15.5	1,682	1.42	15.5	82	15.5
175.0	1,574	3.75	175.0	728	175.0

	3,500	2.42	86.7	1,054	124.0

Xintec’s Employee Stock Option Plans, consisting of the Xintec 2007 Plan and Xintec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the Xintec 2007 Plan and Xintec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of Xintec when exercisable. The options may be granted to qualified employees of Xintec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.
Information about Xintec’s outstanding options for the three months ended March 31, 2010 and 2009 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(In Thousands)	Price (NT$)
Three months ended March 31, 2010

Balance, beginning of period	3,960	$14.7
Options exercised	(746)	14.2
Options canceled	(170)	17.1

Balance, end of period	3,044	14.7

Three months ended March 31, 2009

Balance, beginning of period	7,442	14.8
Options exercised	(653)	12.8
Options canceled	(404)	15.4

Balance, end of period	6,385	15.0

The exercise prices have been adjusted to reflect the appropriation of earnings by Xintec in accordance with the plans.
As of March 31, 2009, information about Xintec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (In	Contractual	Price	Options (In	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)
$12.2-$14.1	1,523	6.75	$12.5	510	$12.5
15.2-$19.1	1,521	7.60	17.0	330	17.4

	3,044	7.17	14.7	840	14.4

No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2010 and 2009. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the three months ended March 31, 2010 and 2009 would have been as follows:

Three Months Ended March 31
		2010	2009
Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years

GUC	Expected dividend yield	0.00%-0.60%	0.00%-0.60%
	Expected volatility	22.65%-45.47%	22.65%-45.47%
	Risk free interest rate	2.12%-2.56%	2.12%-2.56%
	Expected life	3-6 years	3-6 years

Xintec	Expected dividend yield	0.80%	0.80%
	Expected volatility	31.79%-47.42%	31.79%-47.42%
	Risk free interest rate	1.88%-2.45%	1.88%-2.45%
	Expected life	3 years	3 years

Net income attributable to shareholders of the parent:
As reported	$33,663,117	$1,558,873
Pro forma	33,700,273	1,445,013

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$1.30	$0.06
Pro forma basic EPS	1.30	0.06
Diluted EPS as reported	1.30	0.06
Pro forma diluted EPS	1.30	0.06
24.	EARNINGS PER SHARE
EPS was computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
Three months ended March 31, 2010

Basic EPS
Earnings attributable to common shareholders of the parent	$35,123,918	$33,663,117	25,903,465	$1.36	$1.30

Effect of dilutive potential common shares	—	—	12,822

Diluted EPS
Earnings attributable to common shareholders of the parent (including effect of dilutive potential common shares)	$35,123,918	$33,663,117	25,916,287	$1.36	$1.30

(Continued)

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
Three months ended March 31, 2009

Basic EPS
Earnings attributable to common shareholders of the parent	$812,429	$1,558,873	25,753,921	$0.03	$0.06

Effect of dilutive potential common shares	—	—	165,978

Diluted EPS
Earnings attributable to common shareholders of the parent (including effect of dilutive potential common shares)	$812,429	$1,558,873	25,919,899	$0.03	$0.06

(Concluded)
Effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record profit sharing to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after consideration of the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of profit sharing to employees are resolved in the shareholders’ meeting in the following year.
The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends. This adjustment caused each of the basic and diluted after income tax EPS for the three months ended March 31, 2009 to remain at NT$0.06.
25.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	March 31
	2010		2009
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$83,280	$83,280	$243,109	$243,109
Available-for-sale financial assets	25,449,046	25,449,046	2,583,411	2,583,411
Held-to-maturity financial assets	19,059,257	19,275,147	18,408,237	18,420,653
Financial assets carried at cost	3,134,539	—	3,523,341	—

Liabilities

Short-term loans	318,242	318,242	—	—
Financial liabilities at fair value through profit or loss	11,810	11,810	3,211	3,211
Hedging derivative financial liabilities	238	238	—	—
Bonds payable	4,500,000	4,565,957	4,500,000	4,601,709
Long-term bank loans (including current portion)	1,462,517	1,462,517	1,919,648	1,919,648
Other long-term payables (including current portion)	8,403,001	8,403,001	10,935,500	10,935,500
Obligations under capital leases	702,826	702,826	744,074	744,074

b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	The fair values of those derivatives and structured time deposits are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Financial assets carried at cost have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

5)	Fair value of bonds payable was based on their quoted market price.

6)	Fair values of short-term loans, long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value of derivatives contracts which were outstanding as of March 31, 2010 and 2009 estimated using valuation techniques were recognized as net gains of NT$71,470 thousand and NT$226,292 thousand, respectively.
d.	As of March 31, 2010 and 2009, financial assets exposed to fair value interest rate risk were NT$44,113,290 thousand and NT$20,874,301 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$4,830,052 thousand and NT$4,503,211 thousand, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$1,462,754 thousand and NT$1,919,648 thousand, respectively.
e.	Movements of the unrealized gains or losses on financial instruments for the three months ended March 31, 2010 and 2009 were as follows:

	Three Months Ended March 31, 2010
	From
	Available-		Gain (Loss) on
	for-sale	Equity Method	Cash Flow
	Financial Assets	Investments	Hedges	Total
Balance, beginning of period	$424,128	$29,493	$—	$453,621
Recognized directly in shareholders’ equity	(55,489)	12,662	(97)	(42,924)
Removed from shareholders’ equity and recognized in earnings	(9,307)	—	—	(9,307)

Balance, end of period	$359,332	$42,155	$(97)	$401,390

	Three Months Ended March 31, 2009
	From
	Available-		Gain (Loss) on
	for-sale	Equity Method	Cash Flow
	Financial Assets	Investments	Hedges	Total
Balance, beginning of period	$(198,413)	$(88,929)	$—	$(287,342)
Recognized directly in shareholders’ equity	55,753	30,608	—	86,361
Removed from shareholders’ equity and recognized in earnings	378,209	—	—	378,209

Balance, end of period	$235,549	$(58,321)	$—	$177,228

f.	Information about financial risk
1)	Market risk. The publicly traded stocks categorized as financial assets at fair value through profit or loss are exposed to market price fluctuations. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The Company evaluated whether the financial instruments for any possible counter-parties or third-parties are reputable financial institutions, business organizations and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates. The Company’s long-term bank loans were floating-rate loans. Therefore, changes in the market interest rates will result in changes in the effective rate of the long-term bank loans, which will affect future cash flows.

g.	The Company seeks to reduce the effects of future cash flow related interest rate changes by primarily using derivative financial instruments.
The Company’s long-term bank loans bear floating interest rates; therefore, changes in the market interest rate may cause future cash flows to be volatile. Accordingly, the Company entered into an interest rate swap contract in order to hedge cash flow risk caused by floating interest rates. Information about outstanding interest rate swap contract consisted of the following:

			Expected	Expected Timing for the
	Hedging Financial	Fair Value	Cash Flow	Recognition of Gains
Hedged Item	Instrument	March 31, 2010	Generated Period	or Losses from Hedge
Long-term bank loans	Interest rate swap contracts	$(238)	2010 to 2012	2010 to 2012
26.	RELATED PARTY TRANSACTIONS
Except as disclosed elsewhere in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Investees of TSMC
VIS (accounted for using equity method) SSMC (accounted for using equity method)
b.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

	2010		2009
	Amount	%	Amount	%
For the three months ended March 31

Sales
VIS	$49,345	—	$10,520	—
VisEra	24,064	—	504	—
SSMC	956	—	—	—

	$74,365	—	$11,024	—

Purchases
SSMC	$1,041,954	2	$514,174	2
VIS	965,783	2	397,579	1
VisEra	—	—	2,685	—

	$2,007,737	4	$914,438	3

Manufacturing expenses — rent and outsourcing
VisEra	$18,567	—	$20,630	—

Research and development expense
VIS (rent)	$2,274	—	$—	—
VisEra	1,663	—	133	—

	$3,937	—	$133	—

	2010		2009
	Amount	%	Amount	%
Sales of property, plant and equipment
VIS	$15,940	10	$—	—

Purchase of property, plant and equipment
VIS	$15,865	—	$—	—

Non-operating income and gains
VIS (primarily technical service income; see Note 29e)	$86,868	5	$24,108	2
SSMC (primarily technical service income; see Note 29d)	44,503	2	17,289	1

	$131,371	7	$41,397	3

As of March 31

Other receivables
VIS	$113,100	71	$35,615	67
SSMC	45,687	29	17,211	33

	$158,787	100	$52,826	100

Payables
VIS	$697,992	63	$299,259	59
SSMC	408,809	37	202,534	40
VisEra	7,788	—	7,518	1

	$1,114,589	100	$509,311	100

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.
The Company leased certain office space and building from VIS. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was prepaid by the Company and the related expenses were classified under research and development expenses.
The Company leased certain building from VisEra. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid monthly and classified under manufacturing expenses.

27.	PLEDGED OR MORTGAGED ASSETS
The Company provided certain assets as collateral mainly for long-term bank loans, land lease agreements and customs duty guarantee, which were as follows:

	March 31
	2010	2009
Other financial assets	$880,700	$488,110
Property, plant and equipment, net	2,636,977	3,672,552
Other assets	20,000	—

	$3,537,677	$4,160,662

28.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land and office premises from the SPA and Jhongli Industrial Park Service Center. These operating leases expire on various dates from December 2010 to December 2029 and can be renewed upon expiration.
The Company entered into lease agreements for its office premises and certain equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2010 and 2018 and can be renewed upon expiration.
As of March 31, 2010, future lease payments were as follows:

Year	Amount
2010 (2nd to 4th quarter)	$455,823
2011	555,332
2012	534,610
2013	507,618
2014	486,612
2015 and thereafter	3,702,407

$6,242,402

29.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of March 31, 2010, excluding those disclosed in other notes, were as follows:
a.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.
b.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of March 31, 2010 TSMC had a total of US$26,937 thousand of guarantee deposits.

c.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.
d.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and will be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.
e.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.
f.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of March 31, 2010, SMIC had paid US$135 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. In January 2009, the court in the California action held a four-day bench trial to determine whether a Settlement Agreement existed between the parties, and if there were an agreement, the interpretation of certain terms. SMIC contended that there was no binding Settlement Agreement, and TSMC, TSMC North America and WaferTech contended that the Settlement Agreement signed on January 30, 2005 and finalized shortly thereafter and repeatedly ratified bound the parties. On March 10, 2009, the Court issued its Statement of Decision. The Court rejected SMIC’s contention, and found that the parties were bound by the Settlement Agreement identified by TSMC, TSMC North America and WaferTech. The Court also interpreted the meaning of certain provisions within the Settlement Agreement. Regarding the claims raised by SMIC in the Beijing lawsuit, the Beijing People’s High Court has on June 10, 2009 rejected those claims and dismissed the lawsuit. On November 4, 2009, after a two-month trial, a jury in the California action found SMIC to have both breached the 2005 settlement agreement and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. TSMC, TSMC North America and WaferTech have subsequently settled both lawsuits with SMIC. Pursuant to the new settlement agreement, the parties have agreed to the entry of a stipulated judgment in favor of TSMC, TSMC North America and WaferTech in the California action, and to the dismissal of SMIC’s appeal against the Beijing High Court’s finding in favor of TSMC, TSMC North America and WaferTech. Under the new settlement agreement and the related stipulated judgment, SMIC has agreed to make cash payments by installments to TSMC totaling US$200 million, which are in addition to the US$135 million previously paid to TSMC under the 2005 settlement agreement, and, conditional upon relevant government regulatory approvals, to issue to TSMC a total of 1,789,493,218 common shares of Semiconductor Manufacturing International Corporation (representing about 8% of Semiconductor Manufacturing International Corporation’s total shares outstanding as of December 31, 2009) and a three-year warrant to purchase 695,914,030 common shares (subject to adjustment) of Semiconductor Manufacturing International Corporation at HK$1.30 per share (subject to adjustment).
g.	The Company entered into an agreement with a counterparty in 2003 whereby TSMC China is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC China is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC China since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$7,192,395 thousand and NT$8,837,883 thousand as of March 31, 2010 and 2009, respectively, which is included in other long-term payables.
h.	Amounts available under unused letters of credit as of March 31, 2010 were NT$99,022 thousand.
30.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:
a.	Financing provided: None
b.	Endorsement/guarantee provided: None
c.	Marketable securities held: Please see Table 1 attached;
d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;
e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;
f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;
g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;
h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 6 attached;
j.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.
2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 8 attached.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
MARCH 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				March 31, 2010
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note
TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—	$1,043,306	N/A	$1,043,306
	Formosa Petrochemical Corporation	—	Held-to-maturity financial assets	—	3,178,032	N/A	3,204,143
	Taiwan Power Company	—	”	—	3,000,247	N/A	3,005,673
	Nan Ya Plastics Corporation	—	”	—	2,000,539	N/A	2,044,833
	Formosa Plastics Corporation	—	”	—	1,671,753	N/A	1,686,870
	China Steel Corporation	—	”	—	1,510,969	N/A	1,524,294
	CPC Corporation, Taiwan	—	”	—	500,016	N/A	499,921
	Taipei Fubon Commercial Bank Co., Ltd.	—	”	—	299,297	N/A	299,215
	First Commercial Bank Co., Ltd.	—	”	—	99,950	N/A	99,952

	Government bond
	2003 Asian Development Bank Govt. Bond	—	Held-to-maturity financial assets	—	898,801	N/A	875,103

	Stock
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	45,245,474	100	45,245,474
	TSMC Partners	Subsidiary	”	988,268	32,637,828	100	32,637,828
	VIS	Investee accounted for using equity method	”	628,223	9,359,350	37	10,240,043
	SSMC	Investee accounted for using equity method	”	314	6,308,810	39	5,782,912
	Motech	Investee accounted for using equity method	”	75,316	6,210,916	20	10,167,705
	TSMC North America	Subsidiary	”	11,000	2,726,868	100	2,726,868
	Xintec	Investee with a controlling financial interest	”	93,081	1,532,384	41	1,501,019
	GUC	Investee with a controlling financial interest	”	46,688	1,039,348	35	6,723,052
	TSMC Europe	Subsidiary	”	—	158,190	100	158,190
	TSMC Japan	Subsidiary	”	6	133,420	100	133,420
	TSMC Korea	Subsidiary	”	80	19,460	100	19,460
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	315,767
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	339,223
	W.K. Technology Fund IV	—	”	4,000	40,000	2	43,606

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	”	—	55,259	1	55,259

	Capital
	TSMC China	Subsidiary	Investments accounted for using equity method	—	2,787,558	100	2,792,627
	VTAF III	Subsidiary	”	—	1,351,399	98	1,333,492
	VTAF II	Subsidiary	”	—	1,140,879	98	1,135,109
	Emerging Alliance	Subsidiary	”	—	303,768	99	303,768
(Continued)

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC Partners	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,480	N/A	US$	21,443
	General Elec Cap Corp. Mtn	—	”	—	US$	20,200	N/A	US$	21,582

	Common stock
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	350,118	100	US$	350,118
	VisEra Holding Company	Investee accounted for using equity method	”	43,000	US$	72,445	49	US$	72,445
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	”	21,415	US$	13,670	97	US$	13,670
	TSMC Technology	Subsidiary	”	1	US$	9,431	100	US$	9,431
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	”	7,680	US$	7,188	97	US$	7,188
	TSMC Canada	Subsidiary	”	2,300	US$	3,555	100	US$	3,555
	Mcube Inc.	Investee accounted for using equity method	”	5,333	US$	529	70	US$	529

	Preferred stock
	Mcube Inc.	Investee accounted for using equity method	Investments accounted for using equity method	1,000	US$	949	10	US$	949

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,305	N/A	US$	21,582
	JP Morgan Chase & Co.	—	”	—	US$	15,000	N/A	US$	15,103

	Stock
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	164,246	100	US$	164,246

Emerging Alliance	Common stock
	RichWave Technology Corp.	—	Financial assets carried at cost	4,247	US$	1,648	10	US$	1,648
	Global Investment Holding Inc.	—	”	11,124	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	—	US$	250
	Axiom Microdevices, Inc.	—	”	1,000	US$	24	1	US$	24
	Mosaic Systems, Inc.	—	”	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	”	800	US$	500	1	US$	500
	Optichron, Inc.	—	”	710	US$	1,072	2	US$	1,072
	Pixim, Inc.	—	”	4,641	US$	1,137	2	US$	1,137
	QST Holdings, LLC	—	”	—	US$	131	4	US$	131
	Teknovus, Inc.	—	”	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, LLC (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	7		—

VTAF II	Common stock
	Leadtrend	—	Available-for-sale financial assets	1,272	US$	554	3	US$	554
	Aether Systems, Inc.	—	Financial assets carried at cost	1,600	US$	1,503	25	US$	1,503
	RichWave Technology Corp.	—	”	1,043	US$	730	1	US$	730
	Sentelic	—	”	1,200	US$	2,040	15	US$	2,040

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	4	US$	2,168
	Aquantia	—	”	3,974	US$	3,816	3	US$	3,816
	Audience, Inc.	—	”	12,378	US$	2,378	3	US$	2,378
	Axiom Microdevices, Inc.	—	”	759	US$	517	13	US$	517
(Continued)

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
VTAF II	Beceem Communications	—	Financial assets carried at cost	797	US$	1,701	1	US$	1,701
	Impinj, Inc.	—	”	475	US$	1,000	—	US$	1,000
	Next IO, Inc.	—	”	3,795	US$	953	2	US$	953
	Optichron, Inc.	—	”	1,583	US$	2,664	4	US$	2,664
	Pixim, Inc.	—	”	33,347	US$	1,878	2	US$	1,878
	Power Analog Microelectronics	—	”	7,027	US$	3,383	19	US$	3,383
	QST Holdings, LLC	—	”	—	US$	593	13	US$	593
	Teknovus, Inc.	—	”	1,599	US$	454	—	US$	454
	Xceive	—	”	4,210	US$	1,554	3	US$	1,554

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	31		—

VTAF III	Common stock
	Mutual-Pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	9,180	US$	1,962	59	US$	1,962
	Aiconn Technology Corporation	Investee accounted for using equity method	”	4,500	US$	487	42	US$	487

	Preferred stock
	Auramicro, Inc.	—	Financial assets carried at cost	4,694	US$	1,408	20	US$	1,408
	BridgeLux, Inc.	—	”	6,113	US$	7,781	4	US$	7,781
	Exclara, Inc.	—	”	21,708	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	”	1,154	US$	1,500	N/A	US$	1,500
	InvenSense, Inc.	—	”	816	US$	1,000	1	US$	1,000
	LiquidLeds Lighting Corp.	—	”	1,600	US$	800	11	US$	800
	M2000, Inc.	—	”	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	”	3,283	US$	4,608	6	US$	4,608
	Powervation, Ltd.	—	”	310	US$	4,678	16	US$	4,678
	Quellan, Inc.	—	”	3,106	US$	457	6	US$	457
	Silicon Technical Services, LLC	—	”	1,055	US$	1,208	—	US$	1,208
	Tilera, Inc.	—	”	3,222	US$	2,781	2	US$	2,781
	Validity Sensors, Inc.	—	”	8,070	US$	3,089	4	US$	3,089

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	892	100	US$	892
	VTA Holdings	Subsidiary	”	—		—	62		—

Growth Fund	Common stock
	SiliconBlue Technologies, Inc.	—	Financial assets carried at cost	5,107	US$	762	2	US$	762
	Staccato	—	”	10	US$	25	—	US$	25

ISDF	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	4,350	6	US$	4,350
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	557	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	5,226	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	”	1,008	US$	290	1	US$	290
	Sonics, Inc.	—	”	230	US$	497	2	US$	497

ISDF II	Common stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	3,651	5	US$	3,651
	Sonics, Inc.	—	Financial assets carried at cost	278	US$	10	3	US$	10
	EON Technology, Corp.	—	”	1,804	US$	500	2	US$	500
(Continued)

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		of Ownership (%)	(US$ in Thousands)		Note
ISDF II	Goyatek Technology, Corp.	—	Financial assets carried at cost	932	US$	545	6	US$	545
	Capella Microsystems (Taiwan), Inc.	—	”	561	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	”	1,049	US$	223	3	US$	223

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	18	US$	3,664
	FangTek, Inc.	—	”	1,032	US$	686	6	US$	686
	Kilopass Technology, Inc.	—	”	3,887	US$	250	5	US$	250
	Sonics, Inc.	—	”	264	US$	456	3	US$	456

GUC	Open-end mutual fund
	Jih Sun Bond Fund	—	Available-for-sale financial assets	5,668		$80,059	—		$80,059
	Cathay Bond Fund	—	”	2,509		30,014	—		30,014
	Hua Nan Phoenix Bond Fund	—	”	1,926		30,009	—		30,009
	Prudential Financial Bond Fund	—	”	1,982		30,008	—		30,008

	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		39,313	100		39,313
	GUC-BVI	Subsidiary	”	550		17,351	100		17,351
	GUC-Japan	Subsidiary	”	1		13,160	100		13,160
	GUC-Europe	Subsidiary	”	—		4,860	100		4,860

GUC-BVI	Capital
	Global Unichip (Shanghai) Company, Limited (GUC-Shanghai)	Subsidiary	Investments accounted for using equity method	—		15,902	100		15,902

Xintec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Corporate bond
	Ab Svensk Exportkredit Swedish	—	Available-for-sale financial assets	5,000	US$	5,095	N/A	US$	5,095
	African Development Bank	—	”	2,600	US$	2,620	N/A	US$	2,620
	Alltel Corp.	—	”	100	US$	111	N/A	US$	111
	American Honda Fin Corp. Mtn	—	”	4,000	US$	3,974	N/A	US$	3,974
	Anz National Intl Ltd.	—	”	3,500	US$	3,507	N/A	US$	3,507
	Asian Development Bank	—	”	2,500	US$	2,498	N/A	US$	2,498
	Astrazeneca Plc	—	”	3,150	US$	3,440	N/A	US$	3,440
	AT+T Wireless	—	”	3,500	US$	3,950	N/A	US$	3,950
	Australia + New Zealand Bkg	—	”	2,000	US$	2,066	N/A	US$	2,066
	Banco Bilbao Vizcaya P R	—	”	3,250	US$	3,248	N/A	US$	3,248
	Bank New York Inc.	—	”	1,615	US$	1,602	N/A	US$	1,602
	Bank New York Inc. Medium	—	”	2,100	US$	2,277	N/A	US$	2,277
	Bank of America	—	”	2,900	US$	3,121	N/A	US$	3,121
	Bank of America Corp. Fdic Gtd	—	”	3,400	US$	3,533	N/A	US$	3,533
	Bank of New York Mellon	—	”	2,200	US$	2,208	N/A	US$	2,208
	Bank of Nova Scotia	—	”	5,000	US$	4,998	N/A	US$	4,998
	Bank of Scotland Plc	—	”	4,000	US$	3,991	N/A	US$	3,991
	Barclays Bank Plc	—	”	12,000	US$	11,995	N/A	US$	11,995
	Bbva US Senior SA Uniper	—	”	4,745	US$	4,743	N/A	US$	4,743
	Bear Stearns Cos Inc.	—	”	5,000	US$	4,982	N/A	US$	4,982
	Bear Stearns Cos Inc.	—	”	3,500	US$	3,442	N/A	US$	3,442
	Berkshire Hathaway Inc. Del	—	”	3,500	US$	3,513	N/A	US$	3,513
	Bhp Billiton Fin USA Ltd.	—	”	2,000	US$	2,141	N/A	US$	2,141
	Bk Tokyo Mitsubishi Ufj	—	”	2,000	US$	2,015	N/A	US$	2,015
	Bmw US Capital LLC	—	”	1,600	US$	1,602	N/A	US$	1,602
(Continued)

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		of Ownership (%)	(US$ in Thousands)		Note
TSMC Global	Bnp Paribas SA	—	Available-for-sale financial assets	2,310	US$	2,343	N/A	US$	2,343
	Boeing Cap Corp.	—	”	2,925	US$	3,219	N/A	US$	3,219
	Boeing Co.	—	”	450	US$	452	N/A	US$	452
	Bsch Issuances Ltd.	—	”	2,250	US$	2,313	N/A	US$	2,313
	Caterpillar Financial SE	—	”	300	US$	303	N/A	US$	303
	Cello Part/Veri Wirelss	—	”	3,000	US$	3,087	N/A	US$	3,087
	Citibank NA	—	”	4,020	US$	4,017	N/A	US$	4,017
	Citigroup Funding Inc.	—	”	6,000	US$	6,043	N/A	US$	6,043
	Citigroup Funding Inc.	—	”	2,000	US$	2,029	N/A	US$	2,029
	Citigroup Inc.	—	”	1,000	US$	1,030	N/A	US$	1,030
	Citigroup Inc.	—	”	400	US$	420	N/A	US$	420
	Commonwealth Bank Aust	—	”	2,800	US$	2,805	N/A	US$	2,805
	Countrywide Finl Corp.	—	”	4,000	US$	4,252	N/A	US$	4,252
	Credit Suisse First Boston USA	—	”	2,150	US$	2,310	N/A	US$	2,310
	Credit Suisse New York	—	”	3,945	US$	4,084	N/A	US$	4,084
	Dexia Credit Local	—	”	6,000	US$	5,998	N/A	US$	5,998
	Dexia Credit Local SA NY	—	”	5,000	US$	5,004	N/A	US$	5,004
	Finance for Danish Ind	—	”	1,900	US$	1,899	N/A	US$	1,899
	General Elec Cap Corp.	—	”	1,000	US$	985	N/A	US$	985
	General Elec Cap Corp.	—	”	300	US$	299	N/A	US$	299
	General Elec Cap Corp.	—	”	7,000	US$	7,005	N/A	US$	7,005
	General Elec Cap Corp. Fdic Gtd	—	”	2,500	US$	2,540	N/A	US$	2,540
	General Electric Capital Corp.	—	”	2,000	US$	1,930	N/A	US$	1,930
	Georgia Pwr Co.	—	”	6,000	US$	6,012	N/A	US$	6,012
	Goldman Sachs Group Inc.	—	”	2,000	US$	1,948	N/A	US$	1,948
	Goldman Sachs Group Inc. Mtn	—	”	1,500	US$	1,450	N/A	US$	1,450
	Goldman Sachs Group Incser 2	—	”	3,000	US$	3,012	N/A	US$	3,012
	Hewlett Packard Co.	—	”	3,000	US$	3,001	N/A	US$	3,001
	Hewlett Packard Co.	—	”	1,365	US$	1,386	N/A	US$	1,386
	Household Fin Corp.	—	”	4,330	US$	4,742	N/A	US$	4,742
	HSBC Fin Corp.	—	”	2,315	US$	2,295	N/A	US$	2,295
	HSBC Fin Corp.	—	”	2,900	US$	3,119	N/A	US$	3,119
	HSBC USA Inc. Fdic Gtd Tlgp	—	”	2,200	US$	2,278	N/A	US$	2,278
	Hutchison Whampoa Intl	—	”	1,750	US$	1,799	N/A	US$	1,799
	IBM Corp.	—	”	6,100	US$	6,102	N/A	US$	6,102
	IBM Corp.	—	”	3,000	US$	3,024	N/A	US$	3,024
	Intl Bk Recon + Develop	—	”	5,000	US$	5,013	N/A	US$	5,013
	Intl Bk Recon + Develop	—	”	2,000	US$	2,075	N/A	US$	2,075
	Istituto Bancario SA	—	”	1,700	US$	1,700	N/A	US$	1,700
	John Deer Capital Corp. Fdic GT	—	”	3,500	US$	3,621	N/A	US$	3,621
	JP Morgan Chase + Co.	—	”	2,500	US$	2,517	N/A	US$	2,517
	JP Morgan Chase + Co.	—	”	5,000	US$	5,025	N/A	US$	5,025
	JP Morgan Chase + Co. Fdic Gtd Tlg	—	”	3,000	US$	3,026	N/A	US$	3,026
	Kfw Medium Term Nts Book Entry	—	”	1,950	US$	1,952	N/A	US$	1,952
	Kreditanstalt Fur Wiederaufbau	—	”	650	US$	672	N/A	US$	672
	Lloyds Tsb Bank Plc Ser 144A	—	”	4,850	US$	4,877	N/A	US$	4,877
	Lloyds Tsb Bank Plc Ser 144A	—	”	5,950	US$	6,038	N/A	US$	6,038
	Mellon Fdg Corp.	—	”	3,500	US$	3,443	N/A	US$	3,443
	Merck + Co. Inc.	—	”	4,000	US$	4,038	N/A	US$	4,038
	Merck + Co. Inc.	—	”	2,000	US$	2,126	N/A	US$	2,126
	Merrill Lynch + Co. Inc.	—	”	4,691	US$	4,602	N/A	US$	4,602
	Met Life Glob Funding I	—	”	4,675	US$	4,752	N/A	US$	4,752
	Met Life Glob Funding I	—	”	500	US$	502	N/A	US$	502
(Continued)

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		of Ownership (%)	(US$ in Thousands)		Note
TSMC Global	Metlife Inc.	—	Available-for-sale financial assets	2,000	US$	2,016	N/A	US$	2,016
	Metropolitan Life Global Fdg	—	”	750	US$	740	N/A	US$	740
	Metropolitan Life Global Fdg I	—	”	3,340	US$	3,284	N/A	US$	3,284
	Monumental Glbl Fdg II	—	”	500	US$	499	N/A	US$	499
	Morgan Stanley	—	”	2,200	US$	2,209	N/A	US$	2,209
	Morgan Stanley	—	”	1,500	US$	1,389	N/A	US$	1,389
	Morgan Stanley	—	”	2,000	US$	2,041	N/A	US$	2,041
	Morgan Stanley Dean Witter	—	”	8,000	US$	8,680	N/A	US$	8,680
	Morgan Stanley for Equity	—	”	2,000	US$	1,955	N/A	US$	1,955
	National Australia Bank	—	”	1,000	US$	1,006	N/A	US$	1,006
	New York Life Global Fdg	—	”	2,000	US$	2,011	N/A	US$	2,011
	Nordea Bank Fld Plc	—	”	2,250	US$	2,245	N/A	US$	2,245
	Oesterreichische Kontrollbank	—	”	2,000	US$	2,039	N/A	US$	2,039
	Ontario (Province of)	—	”	2,000	US$	2,013	N/A	US$	2,013
	Paccar Finl Corp. Mtn Bk Ent	—	”	1,000	US$	1,006	N/A	US$	1,006
	Pepsico Inc.	—	”	3,000	US$	3,001	N/A	US$	3,001
	Pnc Funding Corp.	—	”	2,000	US$	1,985	N/A	US$	1,985
	Pricoa Global Fdg I Med Term	—	”	1,750	US$	1,668	N/A	US$	1,668
	Pricoa Global Funding 1	—	”	1,200	US$	1,173	N/A	US$	1,173
	Princoa Global Fdg I Medium	—	”	2,200	US$	2,141	N/A	US$	2,141
	Roche Hldgs Inc.	—	”	2,000	US$	2,114	N/A	US$	2,114
	Royal Bk of Scotland Plc	—	”	4,000	US$	4,004	N/A	US$	4,004
	Royal Bk of Scotland Plc	—	”	5,000	US$	5,078	N/A	US$	5,078
	Royal Bk Scotlnd Grp Plc 144A	—	”	9,450	US$	9,550	N/A	US$	9,550
	Shell International Fin	—	”	1,200	US$	1,206	N/A	US$	1,206
	Shell International Fin	—	”	2,000	US$	1,998	N/A	US$	1,998
	Southern Co.	—	”	600	US$	603	N/A	US$	603
	Sovereign Bancorp Fdic Gtd Tlg	—	”	2,200	US$	2,252	N/A	US$	2,252
	State Str Corp.	—	”	7,020	US$	7,005	N/A	US$	7,005
	State Street Corp.	—	”	5,500	US$	5,561	N/A	US$	5,561
	Suncorp Metway Ltd.	—	”	8,800	US$	9,070	N/A	US$	9,070
	Suncorp Metway Ltd.	—	”	2,000	US$	2,003	N/A	US$	2,003
	Svenska Handelsbanken AB	—	”	2,200	US$	2,242	N/A	US$	2,242
	Swedbank AB	—	”	2,000	US$	1,994	N/A	US$	1,994
	Swedbank Foreningssparbanken A	—	”	1,500	US$	1,543	N/A	US$	1,543
	Ubs Ag Stamford	—	”	1,300	US$	1,300	N/A	US$	1,300
	Ub Bancorp	—	”	2,000	US$	2,038	N/A	US$	2,038
	US Central Federal Cred	—	”	4,800	US$	4,829	N/A	US$	4,829
	Verizon Communications Inc.	—	”	2,200	US$	2,289	N/A	US$	2,289
	Verizon Global Fdg Corp.	—	”	500	US$	522	N/A	US$	522
	Wachovia Corp. New	—	”	1,400	US$	1,386	N/A	US$	1,386
	Wachovia Corp. New	—	”	4,000	US$	4,232	N/A	US$	4,232
	Wal Mart Stores Inc.	—	”	2,603	US$	2,680	N/A	US$	2,680
	Wells Fargo + Company	—	”	2,000	US$	2,010	N/A	US$	2,010
	Westfield Cap Corp. Ltd.	—	”	500	US$	508	N/A	US$	508
	Westpac Banking Corp.	—	”	2,100	US$	2,112	N/A	US$	2,112
	Westpac Banking Corp.	—	”	4,000	US$	4,008	N/A	US$	4,008
	Westpac Banking Corp.	—	”	2,170	US$	2,168	N/A	US$	2,168
	Nationwide Building Society-UK Government Guarantee	—	Held-to-maturity financial assets	8,000	US$	8,000	N/A	US$	7,999
	Westpac Banking Corporation Govet Gtd	—	”	5,000	US$	5,000	N/A	US$	5,006
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	25,233
	Commonwealth Bank of Australia	—	”	25,000	US$	25,000	N/A	US$	25,253
(Continued)

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC Global	Agency bond
	Fannie Mae	—	Available-for-sale financial assets	8,000	US$	7,995	N/A	US$	7,995
	Fannie Mae	—	”	2,820	US$	2,823	N/A	US$	2,823
	Fannie Mae	—	”	3,770	US$	3,761	N/A	US$	3,761
	Fannie Mae	—	”	4,000	US$	4,006	N/A	US$	4,006
	Fannie Mae	—	”	4,000	US$	3,993	N/A	US$	3,993
	Fannie Mae	—	”	3,000	US$	2,985	N/A	US$	2,985
	Fed Hm Ln Pc Pool 1b2830	—	”	2,261	US$	2,330	N/A	US$	2,330
	Fed Hm Ln Pc Pool 1g0115	—	”	2,260	US$	2,275	N/A	US$	2,275
	Fed Hm Ln Pc Pool 1k1210	—	”	1,714	US$	1,771	N/A	US$	1,771
	Fed Hm Ln Pc Pool 780741	—	”	2,071	US$	2,099	N/A	US$	2,099
	Federal Farm Cr Bks	—	”	2,250	US$	2,253	N/A	US$	2,253
	Federal Farm Cr Bks	—	”	2,000	US$	2,110	N/A	US$	2,110
	Federal Farm Credit Bank	—	”	1,000	US$	999	N/A	US$	999
	Federal Farm Credit Bank	—	”	4,000	US$	3,993	N/A	US$	3,993
	Federal Farm Credit Bank	—	”	4,020	US$	4,007	N/A	US$	4,007
	Federal Farm Credit Bank	—	”	5,000	US$	4,998	N/A	US$	4,998
	Federal Farm Credit Bank	—	”	3,100	US$	3,101	N/A	US$	3,101
	Federal Farm Credit Bank	—	”	2,200	US$	2,249	N/A	US$	2,249
	Federal Home Ln Mtg Corp.	—	”	4,717	US$	4,671	N/A	US$	4,671
	Federal Home Ln Mtg Corp.	—	”	2,004	US$	2,093	N/A	US$	2,093
	Federal Home Ln Mtg Corp.	—	”	3,630	US$	3,796	N/A	US$	3,796
	Federal Home Ln Mtg Corp.	—	”	3,002	US$	3,101	N/A	US$	3,101
	Federal Home Ln Mtg Corp.	—	”	2,414	US$	2,515	N/A	US$	2,515
	Federal Home Ln Mtg Corp.	—	”	1,945	US$	1,979	N/A	US$	1,979
	Federal Home Ln Mtg Corp.	—	”	1,837	US$	1,870	N/A	US$	1,870
	Federal Home Ln Mtg Corp.	—	”	2,072	US$	2,157	N/A	US$	2,157
	Federal Home Ln Mtg Corp.	—	”	3,681	US$	3,916	N/A	US$	3,916
	Federal Home Ln Mtg Corp.	—	”	2,300	US$	2,302	N/A	US$	2,302
	Federal Home Ln Mtg Corp. Multi	—	”	4,197	US$	4,251	N/A	US$	4,251
	Federal Home Loan Bank	—	”	5,000	US$	5,005	N/A	US$	5,005
	Federal Home Loan Bank	—	”	4,700	US$	4,715	N/A	US$	4,715
	Federal Home Loan Bank	—	”	5,000	US$	4,993	N/A	US$	4,993
	Federal Home Loan Bank	—	”	8,000	US$	7,991	N/A	US$	7,991
	Federal Home Loan Bank	—	”	12,700	US$	12,694	N/A	US$	12,694
	Federal Home Loan Bank	—	”	3,310	US$	3,312	N/A	US$	3,312
	Federal Home Loan Bank	—	”	4,000	US$	4,009	N/A	US$	4,009
	Federal Home Loan Bank	—	”	3,000	US$	3,009	N/A	US$	3,009
	Federal Home Loan Bank	—	”	3,000	US$	3,000	N/A	US$	3,000
	Federal Home Loan Mtg Corp.	—	”	3,684	US$	3,660	N/A	US$	3,660
	Federal Home Loan Mtg Corp.	—	”	1,091	US$	1,105	N/A	US$	1,105
	Federal Home Loan Mtg Corp.	—	”	1,745	US$	1,781	N/A	US$	1,781
	Federal National Mort Assoc	—	”	1,713	US$	1,753	N/A	US$	1,753
	Federal National Mort Assoc	—	”	1,192	US$	1,206	N/A	US$	1,206
	Federal Natl Mtg Assn Gtd	—	”	3,151	US$	3,261	N/A	US$	3,261
	Federal Natl Mtg Assn Gtd Remi	—	”	2,714	US$	2,838	N/A	US$	2,838
(Continued)

				March 31, 2010
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(In Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC Global	Federal Natl Mtg Assn Gtd Remi	—	Available-for-sale financial assets	2,235	US$	2,281	N/A	US$	2,281
	Federal Natl Mtg Assn Mtn	—	”	2,377	US$	2,475	N/A	US$	2,475
	Federal Natl Mtg Assn Remic	—	”	2,377	US$	2,439	N/A	US$	2,439
	Federal Natl Mtge Assn	—	”	1,905	US$	1,998	N/A	US$	1,998
	Fhr 3087 Jb	—	”	2,242	US$	2,342	N/A	US$	2,342
	Fnma Pool 745688	—	”	1,957	US$	1,993	N/A	US$	1,993
	Fnma Pool 790772	—	”	1,393	US$	1,445	N/A	US$	1,445
	Fnma Pool 819649	—	”	2,177	US$	2,200	N/A	US$	2,200
	Fnma Pool 829989	—	”	1,990	US$	2,063	N/A	US$	2,063
	Fnma Pool 846233	—	”	2,102	US$	2,149	N/A	US$	2,149
	Fnma Pool 870884	—	”	2,223	US$	2,325	N/A	US$	2,325
	Fnma Pool 879908	—	”	1,844	US$	1,917	N/A	US$	1,917
	Fnr 2005 47 HA	—	”	2,461	US$	2,570	N/A	US$	2,570
	Fnr 2006 60 CO	—	”	2,537	US$	2,605	N/A	US$	2,605
	Fnr 2009 70 NT	—	”	2,391	US$	2,479	N/A	US$	2,479
	Freddie Mac	—	”	1,750	US$	1,752	N/A	US$	1,752
	Freddie Mac	—	”	10,420	US$	10,400	N/A	US$	10,400
	Freddie Mac	—	”	8,000	US$	7,997	N/A	US$	7,997
	Freddie Mac	—	”	4,500	US$	4,493	N/A	US$	4,493
	Freddie Mac	—	”	7,000	US$	6,991	N/A	US$	6,991
	Freddie Mac	—	”	4,500	US$	4,496	N/A	US$	4,496
	Freddie Mac	—	”	1,425	US$	1,424	N/A	US$	1,424
	Gnma II Pool 082431	—	”	1,988	US$	2,024	N/A	US$	2,024
	Gnr 2008 9 SA	—	”	2,872	US$	2,865	N/A	US$	2,865
	Gnr 2009 45 AB	—	”	6,796	US$	7,073	N/A	US$	7,073

	Government bond
	United States Treas Nts	—	Available-for-sale financial assets	4,800	US$	4,819	N/A	US$	4,819
	US Treasury N/B	—	”	43,900	US$	43,809	N/A	US$	43,809
	US Treasury N/B	—	”	47,000	US$	47,094	N/A	US$	47,094
	US Treasury N/B	—	”	16,800	US$	16,887	N/A	US$	16,887
	US Treasury N/B	—	”	2,170	US$	2,173	N/A	US$	2,173
	US Treasury Sec	—	”	8,000	US$	8,031	N/A	US$	8,031
	Wi Treasury Sec	—	”	4,400	US$	4,386	N/A	US$	4,386
	Societe De Financement De Lec	—	Held-to-maturity financial assets	15,000	US$	15,000	N/A	US$	15,078

	Money market fund
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	2,729	US$	2,729	N/A	US$	2,729

	Corporate issued note
	Barclays U.S. Fdg LLC	—	Available-for-sale financial assets	2,600	US$	2,594	N/A	US$	2,594
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
						Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or			Amount
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	(US$ in
Company Name	Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	Thousands)
TSMC	Stock
	Motech	Investments accounted for using equity method	—	Investee accounted for using equity method	—		$—	75,316		$6,228,661	—		$—		$—		$—	75,316		$6,210,916
TSMC Global	Corporate bond
	American Honda Fin Corp. Mtn	Available-for-sale financial assets	—	—	—		—	4,000	US$	3,985	—		—		—		—	4,000	US$	3,974
	Anz National Intl Ltd.	”	—	—	—		—	3,500	US$	3,515	—		—		—		—	3,500	US$	3,507
	AT+T Wireless	”	—	—	—		—	3,500	US$	3,979	—		—		—		—	3,500	US$	3,950
	Bank of America	”	—	—	—		—	2,900	US$	3,121	—		—		—		—	2,900	US$	3,121
	Bank of America Corp. Fdic Gtd	”	—	—	—		—	3,400	US$	3,548	—		—		—		—	3,400	US$	3,533
	Bank of Nova Scotia	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	4,998
	Bank of Scotland Plc	”	—	—	—		—	4,000	US$	3,984	—		—		—		—	4,000	US$	3,991
	Barclays Bank Plc	”	—	—	—		—	12,000	US$	12,035	—		—		—		—	12,000	US$	11,995
	Bbva US Senior SA Uniper	”	—	—	—		—	4,745	US$	4,744	—		—		—		—	4,745	US$	4,743
	Berkshire Hathaway Inc. Del	”	—	—	—		—	3,500	US$	3,500	—		—		—		—	3,500	US$	3,513
	Boeing Cap Corp.	”	—	—	—		—	2,925	US$	3,235	—		—		—		—	2,925	US$	3,219
	Citibank NA	”	—	—	—		—	4,020	US$	4,021	—		—		—		—	4,020	US$	4,017
	Citibank NA	”	—	—	5,000	US$	4,996	—		—	5,000	US$	5,023	US$	4,995	US$	28	—		—
	Citigroup Funding Inc.	”	—	—	—		—	6,000	US$	6,040	—		—		—		—	6,000	US$	6,043
	Countrywide Finl Corp.	”	—	—	—		—	4,000	US$	4,291	—		—		—		—	4,000	US$	4,252
	Dexia Credit Local	”	—	—	—		—	6,000	US$	6,000	—		—		—		—	6,000	US$	5,998
	Dexia Credit Local SA NY	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,004
	Georgia Pwr Co.	”	—	—	—		—	6,000	US$	6,000	—		—		—		—	6,000	US$	6,012
	Household Fin Corp.	”	—	—	—		—	4,330	US$	4,781	—		—		—		—	4,330	US$	4,742
	HSBC Fin Corp.	”	—	—	—		—	2,900	US$	3,142	—		—		—		—	2,900	US$	3,119
	IBM Corp.	”	—	—	1,800	US$	1,796	4,300	US$	4,302	—		—		—		—	6,100	US$	6,102
	Intl Bk Recon + Develop	”	—	—	—		—	5,000	US$	5,014	—		—		—		—	5,000	US$	5,013
	John Deer Capital Corp. Fdic GT	”	—	—	—		—	3,500	US$	3,634	—		—		—		—	3,500	US$	3,621
	JP Morgan Chase + Co.	”	—	—	—		—	5,000	US$	5,000	—		—		—		—	5,000	US$	5,025
	Landwirtsch Rentenbank	”	—	—	—		—	3,800	US$	3,800	3,800	US$	3,801	US$	3,800	US$	1	—		—
	Lloyds Tsb Bank Plc Ser 144A	”	—	—	—		—	4,850	US$	4,895	—		—		—		—	4,850	US$	4,877
	Merck + Co. Inc.	”	—	—	—		—	4,000	US$	4,066	—		—		—		—	4,000	US$	4,038
	Merrill Lynch + Co. Inc.	”	—	—	—		—	4,691	US$	4,603	—		—		—		—	4,691	US$	4,602
	Morgan Stanley Dean Witter	”	—	—	—		—	8,000	US$	8,796	—		—		—		—	8,000	US$	8,680
	Pepsico Inc.	”	—	—	—		—	3,000	US$	3,000	—		—		—		—	3,000	US$	3,001
	Royal Bk of Scotland Plc	”	—	—	—		—	4,000	US$	4,015	—		—		—		—	4,000	US$	4,004
	State Str Corp.	”	—	—	1,940	US$	1,920	5,080	US$	5,065	—		—		—		—	7,020	US$	7,005
	State Street Corp.	”	—	—	—		—	5,500	US$	5,585	—		—		—		—	5,500	US$	5,561
	Suncorp Metway Ltd.	”	—	—	5,000	US$	5,170	3,800	US$	3,933	—		—		—		—	8,800	US$	9,070
	Westpac Banking Corp.	”	—	—	—		—	4,000	US$	4,044	—		—		—		—	4,000	US$	4,008
	Commonwealth Bank of Australia	Held-to-maturity financial assets	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
	Commonwealth Bank of Australia	”	—	—	—		—	25,000	US$	25,000	—		—		—		—	25,000	US$	25,000
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
						Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		(In Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(In Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)
TSMC Global	Agency bond
	Fannie Mae	Available-for-sale financial assets	—	—	—	US$	—	8,000	US$	7,995	—	US$	—	US$	—	US$	—	8,000	US$	7,995
	Fannie Mae	”	—	—	—		—	3,770	US$	3,770	—		—		—		—	3,770	US$	3,761
	Fannie Mae	”	—	—	—		—	4,000	US$	4,014	—		—		—		—	4,000	US$	4,006
	Fannie Mae	”	—	—	—		—	4,000	US$	4,011	—		—		—		—	4,000	US$	3,993
	Federal Farm Credit Bank	”	—	—	—		—	4,000	US$	3,995	—		—		—		—	4,000	US$	3,993
	Federal Farm Credit Bank	”	—	—	—		—	4,020	US$	4,017	—		—		—		—	4,020	US$	4,007
	Federal Farm Credit Bank	”	—	—	—		—	5,000	US$	4,997	—		—		—		—	5,000	US$	4,998
	Federal Farm Credit Bank	”	—	—	—		—	3,100	US$	3,100	—		—		—		—	3,100	US$	3,101
	Fed Home Ln Bank	”	—	—	11,000	US$	11,028	—		—	11,000	US$	11,049	US$	11,038	US$	11	—		—
	Fed Home Ln Mtg Corp.	”	—	—	—		—	4,289	US$	4,282	4,289	US$	4,292	US$	4,282	US$	10	—		—
	Fed Home Ln Mtg Corp.	”	—	—	—		—	4,717	US$	4,719	—		—		—		—	4,717	US$	4,671
	Fed Home Ln Mtg Corp.	”	—	—	—		—	3,840	US$	4,027	—		—		—		—	3,630	US$	3,796
	Fed Home Ln Mtg Corp.	”	—	—	—		—	3,720	US$	3,953	—		—		—		—	3,681	US$	3,916
	Fed Home Ln Mtg Corp. Multi	”	—	—	—		—	4,197	US$	4,261	—		—		—		—	4,197	US$	4,251
	Federal Home Loan Bank	”	—	—	10,000	US$	9,987	—		—	10,000	US$	10,007	US$	9,996	US$	11	—		—
	Federal Home Loan Bank	”	—	—	8,000	US$	7,992	—		—	8,000	US$	8,009	US$	8,002	US$	7	—		—
	Federal Home Loan Bank	”	—	—	—		—	5,000	US$	5,009	—		—		—		—	5,000	US$	5,005
	Federal Home Loan Bank	”	—	—	10,000	US$	10,012	—		—	10,000	US$	10,047	US$	10,035	US$	12	—		—
	Federal Home Loan Bank	”	—	—	—		—	5,000	US$	4,996	—		—		—		—	5,000	US$	4,993
	Federal Home Loan Bank	”	—	—	—		—	8,000	US$	7,996	—		—		—		—	8,000	US$	7,991
	Federal Home Loan Bank	”	—	—	—		—	4,000	US$	4,012	—		—		—		—	4,000	US$	4,009
	Federal Home Loan Mtg Corp.	”	—	—	—		—	3,684	US$	3,682	—		—		—		—	3,684	US$	3,660
	Federal Natl Mtg Assn	”	—	—	4,000	US$	4,228	—		—	4,000	US$	4,205	US$	4,261	US$	(56)	—		—
	Federal Natl Mtg Assn Gtd	”	—	—	—		—	3,343	US$	3,466	—		—		—		—	3,151	US$	3,261
	Freddie Mac	”	—	—	—		—	10,420	US$	10,412	—		—		—		—	10,420	US$	10,400
	Freddie Mac	”	—	—	—		—	8,000	US$	8,002	—		—		—		—	8,000	US$	7,997
	Freddie Mac	”	—	—	—		—	7,000	US$	6,994	—		—		—		—	7,000	US$	6,991
	Freddie Mac	”	—	—	—		—	4,500	US$	4,507	—		—		—		—	4,500	US$	4,496
	Gnr 2009 45 AB	”	—	—	—		—	7,004	US$	7,305	—		—		—		—	6,796	US$	7,073

	Government bond
	United States Treas Nts	Available-for-sale financial assets	—	—	—		—	24,000	US$	24,116	24,000	US$	24,105	US$	24,116	US$	(11)	—		—
	United States Treas Nts	”	—	—	—		—	45,070	US$	45,309	40,270	US$	40,440	US$	40,484	US$	(44)	4,800	US$	4,819
	US Treasury N/B	”	—	—	—		—	43,900	US$	43,832	—		—		—		—	43,900	US$	43,809
	US Treasury N/B	”	—	—	21,400	US$	21,394	—		—	21,400	US$	21,487	US$	21,416	US$	71	—		—
	US Treasury N/B	”	—	—	—		—	53,000	US$	53,069	6,000	US$	6,018	US$	6,008	US$	10	47,000	US$	47,094
	US Treasury N/B	”	—	—	—		—	16,800	US$	16,889	—		—		—		—	16,800	US$	16,887
	US Treasury Nts	”	—	—	37,700	US$	39,012	—		—	37,700		38,784		39,346	US$	(562)	—		—
	US Treasury Sec	”	—	—	—		—	8,000	US$	8,040	—		—		—		—	8,000	US$	8,031
	US Treasury Sec	”	—	—	—		—	4,400	US$	4,380	—		—		—		—	4,400	US$	4,386
	Money market fund
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	8,858	US$	8,858	204,079	US$	204,079	210,208	US$	210,208	US$	210,208		—	2,729	US$	2,729

	Corporate issued note
	Barclays U.S. Fdg LLC	Available-for-sale financial assets	—	—	4,500	US$	4,489	—		—	1,900	US$	1,895	US$	1,895		—	2,600	US$	2,594

Note 1: The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2: The data for marketable securities disposed exclude bonds maturities.

Note 3: The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments, equity in earnings/losses of equity method investees and other adjustments to long-term investment using equity method.
(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms
TSMC	Fab	January 28, 2010 to February 24, 2010	$201,231	By the construction progress	China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	January 28, 2010 to March 28, 2010	126,825	By the construction progress	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None
	Fab	February 19, 2010	426,000	By the construction progress	Da Cin Constructure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
TSMC	TSMC North America	Subsidiary	Sales	$48,676,679	53	Net 30 days after invoice date	—	—	$22,055,122	49
	GUC	Investee with a controlling financial interest	Sales	320,263	—	Net 30 days after monthly closing	—	—	205,381	—
	WaferTech	Indirect subsidiary	Purchases	1,636,493	17	Net 30 days after monthly closing	—	—	(647,205)	6
	TSMC China	Subsidiary	Purchases	1,577,962	16	Net 30 days after monthly closing	—	—	(762,578)	7
	SSMC	Investee accounted for using equity method	Purchases	1,041,954	10	Net 30 days after monthly closing	—	—	(408,809)	3
	VIS	Investee accounted for using equity method	Purchases	960,978	10	Net 30 days after monthly closing	—	—	(695,640)	6

GUC	TSMC North America	Same parent company	Purchases	181,144	20	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(107,527)	14

Xintec	OmniVision	Parent company of director (represented for Xintec)	Sales	725,568	75	Net 30 days after monthly closing	—	—	368,052	70

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
MARCH 31, 2010
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts
TSMC	TSMC North America	Subsidiary	$22,063,932	41	$6,442,143	—	$8,998,856	$—
	GUC	Investee with a controlling financial interest	205,381	77	322	—	91,107	—
	TSMC China	Subsidiary	123,354	(Note 2)	—	—	—	—
	VIS	Investee accounted for using equity method	113,100	(Note 2)	19,545	—	—	—
Xintec	OmniVision	Parent company of director (represented for Xintec)	368,052	48	40	—	136,161	—

Note 1: The calculation of turnover days excludes other receivables from related parties.

Note 2: The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
MARCH 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount				Balance as of March 31, 2010				Net Income		Earnings
				March 31,		December 31,				Carrying		(Losses) of the		(Losses)
				2010		2009				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (In	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$45,245,474		$119,194	$119,194	Subsidiary

	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry.		31,456,130		31,456,130	988,268	100		32,637,828		299,571	299,571	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,232,288	628,223	37		9,359,350		220,278	(18,084)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		5,120,028	314	39		6,308,810		615,379	189,456	Investee accounted for using equity method
	Motech	Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems		6,228,661		—	75,316	20		6,210,916		301,572	(16,686)	Investee accounted for using equity method
	TSMC China	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		2,787,558		(146,829)	(151,898)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,726,868		21,174	21,174	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	93,081	41		1,532,384		156,535	57,856	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,772,789		1,703,163	—	98		1,351,399		(19,888)	(19,490)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,166,470		1,093,943	—	98		1,140,879		34,402	33,714	Subsidiary (Note 3)
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,039,348		113,610	40,139	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		965,414		959,044	—	99		303,768		(6,475)	(6,442)	Subsidiary (Note 3)
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities		15,749		15,749	—	100		158,190		11,014	11,014	Subsidiary (Note 3)
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		133,420		(145)	(145)	Subsidiary (Note 3)
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities		13,656		13,656	80	100		19,460		535	535	Subsidiary (Note 3)

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	350,118	US$	9,731	Note 2	Subsidiary
	VisEra Holding Company	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	72,445	US$	2,246	Note 2	Investee accounted for using equity method
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	21,415	US$	21,415	21,415	97	US$	13,670	US$	30	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	9,431	US$	360	Note 2	Subsidiary (Note 3)
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	7,680	7,680	97	US$	7,188	US$	(30)	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	3,555	US$	256	Note 2	Subsidiary (Note 3)
	Mcube Inc. (Common Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	800	US$	800	5,333	70	US$	529	US$	(1,493)	Note 2	Investee accounted for using equity method (Note 3)
	Mcube Inc. (Preferred Stock)	Delaware, U.S.A.	Research, development, and sale of micro-semiconductor device	US$	1,000	US$	1,000	1,000	10	US$	949	US$	(1,493)	Note 2	Investee accounted for using equity method (Note 3)
(Continued)

														Equity in the
				Original Investment Amount				Balance as of March 31, 2010				Net Income		Earnings
				March 31,		December 31,				Carrying		(Losses) of the		(Losses)
				2010		2009				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (In	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note
TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	330,000	US$	330,000	293,637	100	US$	164,246	US$	9,814	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	3,088	US$	3,088	9,180	59	US$	1,962	US$	(272)	Note 2	Subsidiary (Note 3)
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments	US$	1,777	US$	1,777	4,500	42	US$	487	US$	(194)	Note 2	Investee accounted for using equity method (Note 3)
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	1,650	US$	1,550	—	100	US$	892	US$	(31)	Note 2	Subsidiary (Note 3)
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	62		—		—	Note 2	Subsidiary (Note 3)

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	31		—		—	Note 2	Subsidiary (Note 3)

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	800	US$	800	800	100		$39,313		$929	Note 2	Subsidiary
	GUC-BVI	British Virgin Islands	Investment activities	US$	550	US$	550	550	100		17,351		(13)	Note 2	Subsidiary (Note 3)
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	30,000	1	100		13,160		508	Note 2	Subsidiary (Note 3)
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	100	EUR	100	—	100		4,860		30	Note 2	Subsidiary (Note 3)

GUC-BVI	GUC-Shanghai	Shanghai, China	Consulting services in main products	US$	500		—	—	100		15,902		—	Note 2	Subsidiary (Note 3)

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	7		—		—	Note 2	Subsidiary (Note 3)

Note 1: Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

Note 2: The equity in the earnings/losses of the investee company is not reflected herein as such amount is already included in the equity in the earnings/ losses of the investor company.

Note 3: Equity in earnings/losses was determined based on the unreviewed financial statements.
(Concluded)

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Accumulated
					Accumulated			Outflow of
					Outflow of			Investment from
					Investment from			Taiwan				Accumulated
					Taiwan as of			as of				Inward
			Total Amount of		January 1, 2010			March 31, 2010		Equity in the	Carrying Value	Remittance of
Investor	Investee	Main Businesses and	Paid-in Capital	Method of	(US$ in	Investment Flows		(US$ in	Percentage of	Earnings	as of	Earnings as of
Company	Company	Products	(Thousand)	Investment	Thousand)	Outflow	Inflow	Thousand)	Ownership	(Losses)	March 31, 2010	March 31, 2010
TSMC	TSMC	Manufacturing and selling of	$12,180,367	(Note 1)	$12,180,367	$—	$—	$12,180,367	100%	$(151,898)	$2,787,558	$—
	China	integrated circuits at the order of and pursuant to product design specifications provided by customers	(RMB 3,070,623)		(US $371,000)			(US $371,000)		(Note 3)

GUC	GUC-Shanghai	Consulting services in main products	16,160	(Note 2)	—	16,160	—	16,160	100%	—	15,902	—
			(US $500)			(US$500)		(US$500)		(Note 4)

	Accumulated Investment in Mainland China	Investment Amounts Authorized by
	as of March 31, 2010	Investment Commission, MOEA	Upper Limit on Investment
Investor Company	(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
TSMC	$12,180,367	$12,180,367	$12,180,367
	(US$371,000)	(US$371,000)	(US$371,000)

GUC	16,160	16,160	1,765,057
	(US$500)	(US$500)	(Note 5)

Note 1: TSMC directly invested US$371,000 thousand in TSMC China.

Note 2: GUC, TSMC’s investee with a controlling financial interest, indirectly invested in GUC-Shanghai through GUC-BVI.

Note 3: Amount was recognized based on the reviewed financial statements.

Note 4: Equity in earnings/losses was determined based on the unreviewed financial statements.

Note 5: Subject to 60% of net asset value of GUC according to the revised “Guidelines Governing the Approval of Investment or Technical Cooperation in Mainland China” issued by the Investment Commission.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
A. For the three months ended March 31, 2010

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
	TSMC	TSMC North America	1	Sales	$48,676,679	—	51%
				Receivables from related parties	22,055,122	—	4%
				Other receivables from related parties	8,810	—	—
				Payables to related parties	8,667	—	—
		TSMC China	1	Sales	1,409	—	—
				Purchases	1,557,962	—	2%
				Marketing expenses — commission	11,446	—	—
				Sales of property, plant, and equipment	11,224	—	—
				Purchase of property, plant, and equipment	14,498	—	—
				Gain on disposal of property, plant and equipment, net	23,866	—	—
				Technical service income	1,560	—
				Other receivables from related parties	123,354	—	—
				Payables to related parties	762,578	—	—
				Deferred debits	4,672	—	—
		TSMC Japan	1	Marketing expenses — commission	59,644	—	—
				Payables to related parties	22,869	—	—
0		TSMC Europe	1	Marketing expenses — commission	98,913	—	—
				Research and development expenses	6,352	—	—
				Payables to related parties	35,186	—	—
		TSMC Korea	1	Marketing expenses — commission	4,285	—	—
				Payables to related parties	1,333	—	—
		GUC	1	Sales	320,263	—	—
				Receivables from related parties	205,381	—	—
		TSMC Technology	1	Research and development expenses	131,169	—	—
				Payables to related parties	129,058	—	—
		WaferTech	1	Sales	1,648	—	—
				Purchases	1,636,493	—	2%
				Purchase of property, plant, and equipment	9,624	—	—
				Other receivables from related parties	4,703	—	—
				Payables to related parties	647,205	—	—
		TSMC Canada	1	Research and development expenses	45,209	—	—
				Payables to related parties	15,983	—	—
		Xintec	1	Manufacturing overhead	45,546	—	—
				Payables to related parties	27,979	—	—
(Continued)

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
	GUC	TSMC North America	3	Purchases	$181,144	—	—
				Manufacturing overhead	61,478	—	—
				Payables to related parties	107,527	—	—
1		GUC-NA	3	Operating expenses	44,847	—	—
				Accrued Expense	13,917	—	—
		GUC-Japan	3	Operating expenses	10,706	—	—
				Accrued Expense	3,472	—	—
		GUC-Shanghai	3	Other receivables from related parties	5,960	—	—

Note 1: No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2: The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Continued)

B.	For the three months ended March 31, 2009

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
	TSMC	TSMC North America	1	Sales	$22,964,954	—	56%
				Receivables from related parties	10,033,427	—	2%
				Other receivables from related parties	3,041	—	—
				Payables to related parties	11,104	—	—
		TSMC China	1	Purchases	447,631	—	1%
				Gain on disposal of property, plant and equipment	46,722	—	—
				Technical service income	1,077	—	—
				Other receivables from related parties	107,608	—	—
				Payables to related parties	193,560	—	—
				Deferred credits	137,174	—	—
		TSMC Japan	1	Marketing expenses — commission	49,114	—	—
				Payables to related parties	16,573	—	—
0		TSMC Europe	1	Marketing expenses — commission	71,736	—	—
				Research and development expenses	1,808	—	—
				Payables to related parties	27,311	—	—
		TSMC Korea	1	Marketing expenses — commission	3,375	—	—
		GUC	1	Sales	282,542	—	1%
				Research and development expenses	17,970	—	—
				Receivables from related parties	148,475	—	—
		TSMC Technology	1	Research and development expenses	85,917	—	—
				Payables to related parties	97,970	—	—
		WaferTech	1	Sales	2,237	—	—
				Purchases	739,712	—	2%
				Other receivables from related parties	2,220	—	—
				Payables to related parties	237,033	—	—
		TSMC Canada	1	Research and development expenses	37,632	—	—
				Payables to related parties	12,417	—	—
		Xintec	1	Other receivables from related parties	59,862	—	—
		Emerging Alliance	1	Other receivables from related parties	5,314	—	—
1	TSMC Partners	TSMC International	3	Other receivables	8,411,416	—	2%
				Deferred revenue	8,411,416	—	2%
2	GUC	TSMC North America	3	Purchases	124,079	—	—
				Manufacturing expenses	88,628	—	—
				Payables to related parties	161,756	—	—
		GUC-NA	3	Operating expenses	35,321	—	—
				Accrued Expenses	12,240	—	—
		GUC-Japan	3	Operating expenses	10,187	—	—
				Accrued expenses	3,145	—	—
		GUC-Europe	3	Operating expenses	2,561	—	—
				Accrued expenses	2,014	—	—

Note 1: No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2: The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Concluded)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 27, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer